DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act
P.E. 1-18-07

07050008

RECD S.E.C.
MAR 2 0 2007
1086

March 23, 2007

Lisa K. Bork
Exxon Mobil Corporation
Law Department
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/23/2007

Re: Exxon Mobil Corporation
Incoming letter dated January 18, 2007

Dear Ms. Bork:

This is in response to your letter dated January 18, 2007 concerning the shareholder proposal submitted to ExxonMobil by the Province of St. Joseph of the Capuchin Order and the Connecticut Retirement Plans and Trust Funds. We also have received letters on the proponents' behalf dated March 4, 2007 and March 12, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

PROCESSED
APR 0 6 2007
THOMSON
FINANCIAL

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

34088

Exxon Mobil Corporation
Law Department
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

RECEIVED
2007 JAN 19 PM 3:42
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

ExxonMobil

January 18, 2007

VIA Network Courier

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: **Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8**
Omission of Shareholder Proposal -- Report on Company's Response to Rising Pressure to Develop Renewable Energy Technologies and Products

Gentlemen and Ladies:

Exxon Mobil Corporation ("ExxonMobil" or the "Company") has received the shareholder proposal attached as Exhibit 1 (the "Proposal") from the Province of Saint Joseph of the Capuchin Order (the "Proponent") and a "co-sponsor" for inclusion in the Company's proxy material for its 2007 annual meeting of shareholders. ExxonMobil intends to omit the proposal from its proxy material pursuant to Rule 14a-8(i)(10) (substantial implementation) and Rule 14a-8(i)(7) (ordinary business). We respectfully request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement will be recommended if the Company omits the proposal from its proxy materials. This letter and its enclosures are being sent to the Commission pursuant to Rule 14a-8(j).

The Proposal

A copy of the Proposal, along with related correspondence to and from the Proponent and the "co-sponsor," is set forth in Exhibit 1. The resolution is as follows:

> "**RESOLVED**: Shareholders request the Board report (at reasonable cost and omitting proprietary information) by September 1, 2007 ExxonMobil's response to rising regulatory, competitive and public pressure to develop renewable energy technologies and products."

Reason for Omission: Substantial Implementation (Rule 14a-8(i)(10))

Rule 14a-8(i)(10) allows a company to exclude a proposal if the company "has already substantially implemented the proposal." In 1983, the Commission adopted the current interpretation of the exclusion, noting that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented:

> "In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [predecessor to 14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." Release No. 34-20091 (August 16, 1983).

The Company believes that the Proposal has been substantially implemented, and can therefore be omitted from the proxy statement under Rule 14a-8(i)(10).

The Proposal requests that ExxonMobil's Board prepare a report on the Company's response to "rising regulatory, competitive and public pressure to develop renewable energy technologies and products." We believe that such a report has already been made.

ExxonMobil believes that shareholders should be kept informed of the Company's views and plans regarding significant issues relevant to our business. We have communicated with shareholders on the topics of renewable energy and greenhouse gas emissions through a number of venues, including executive speeches and our Report entitled "*Tomorrow's Energy, A Perspective on Energy Trends, Greenhouse Gas Emissions and Future Energy Options*," issued in February of 2006 (the "Report"). A copy of the Report is enclosed as Exhibit 2. The Report was reviewed by our Board's Public Issues Committee prior to finalization and is available on ExxonMobil's website at www.exxonmobil.com. A paper copy is available on request to any shareholder or other interested person free of charge.

The Report was prepared and made available as part of ExxonMobil's ongoing effort to keep shareholders and the public informed of our views and actions on the important matters of energy trends, greenhouse gas emissions and future energy options. The Report provides comprehensive current information to our shareholders and other interested members of the public on all of the aforementioned matters, including the feasibility of various renewable energy options. Among other things, the Report includes material intended to respond to issues and questions raised in meetings with investors; in shareholder letters and email to the company and its directors; and in new and repeat shareholder proposals.

We believe the entire Report is relevant to the subject matter of the Proposal. This Report represents the Company's report relating to (i) the Company's long-term energy outlook, (ii) greenhouse gas emissions, (iii) technology options for the longer term (including assessing the potential of new and alternative energy options), and (iv) managing investments and operations through a period of changing expectations and regulatory uncertainty. The Report as a whole sets forth the Company's views on these matters, and as such fully addresses the Proposal.

We call the Staff's attention in particular to the following portions of the Report:

(i) the discussion on page 4 captioned "Non-fossil energy supplies will expand" and the graphs depicting the Company's estimates of world-wide energy sources (including biomass, wind, solar, hydro and nuclear) through the year 2030 (page 3);

(ii) Section 2 of the Report (beginning on page 8), which includes a discussion of ExxonMobil's efforts to reduce greenhouse gas emissions in our own operations and in the use of our products by customers (see, "ExxonMobil Actions to Reduce GHG Emissions" on pages 11-12); and

(iii) the discussions of our extensive work on research and development of future technology that would reduce the carbon component of energy production (see "Section 3: Technology Options for the Longer Term" on pages 14-17; "ExxonMobil's Technology Advantage" on page 7; the discussion of various technology issues on pages 8-9; and the update on page 12 regarding the "Global Climate and Energy Project" we help support at Stanford University).

Information on ExxonMobil's actions to reduce greenhouse gas emissions in our operations, in recognition of the risk of climate change, is found primarily in "Section 2: Greenhouse Gas Emissions - A Global Issue". The Report also provides current information on matters such as:

- Our greenhouse gas emissions by segment (both from facilities we operate and our share of emissions from projects in which we hold an equity interest) (page 11);
- Research efforts to improve scientific understanding, assess policy options, and develop technologies that will be commercially viable without the need for subsidies (and which will thus be more likely to be widely implemented in the developing world, where the bulk of future carbon emission growth is projected to occur) (page 11);
- Our partnerships with automobile manufacturers to help develop advanced fuel and engine systems (page 11);
- Emission reduction under our Global Energy Management System (page 11);
- Our highly efficient cogeneration projects (pages 11-12);
- Our flare reduction programs (page 12); and
- Progress of our $100 million investment in Stanford University's Global Climate and Energy Project, which currently includes research projects in hydrogen, solar energy, biomass, advanced combustion, CO_2 sequestration, and advanced materials (page 12).

As ExxonMobil has consistently explained, we believe technological breakthroughs, not simply expanded scale of existing technologies, are the key to unlocking the potential of alternative low-carbon energy technologies. Section 3 of the Report, entitled "Technology Options for the Longer Term," presents a detailed discussion of our focus on breakthrough technologies. Specific areas of discussion include carbon capture and storage; hydrogen; wind and solar; gasification; and advanced nuclear technologies, with a cost/benefit assessment of CO_2 abatement alternatives.

We believe the Report demonstrates ExxonMobil's recognition of the importance of reducing greenhouse gas emissions from our own operations and developing future low-carbon technologies, and that it amply addresses the request made in the Proposal. The fact that the Company's response to any "regulatory, competitive and public pressure to develop renewable energy technologies and products" may not include the conclusions and results that the Proponent would desire should not be the issue.

The Staff previously concurred that the Company could exclude, on substantial implementation grounds, a proposal requesting a report on how ExxonMobil is responding to pressures to significantly reduce carbon dioxide and other greenhouse gas emissions. The Company had argued the proposal was excludable under Rule 14a-8(i)(10) on the basis of a predecessor report to the Report described above. Exxon Mobil Corporation (available March 18, 2004). See also, Exxon Mobil Corporation (available March 17, 2006) (the proposal, excludable under Rule 14a-8(i)(10) on the basis of the Report, requested the Company to make it a policy to be an "industry leader" (i) in reducing greenhouse gas emissions from our own current operations and products and (ii) in developing future technology that would reduce the carbon component of energy production).

We believe the Report demonstrates that ExxonMobil has already provided its response addressing the matters raised by the Proposal. We thus believe the Proposal has been substantially implemented and may be omitted from the proxy material for our 2007 annual meeting under Rule 14a-8(i)(10).

Reason for Omission: Ordinary Business (Rule 14a-8(i)(7))

We also believe the Proposal may be omitted pursuant to Rule 14a-8(i)(7) as relating to ExxonMobil's ordinary business, because the Proposal requires the Company to engage in an internal assessment of the risks or liabilities that the Company faces as a result of its operations.

The Staff has previously stated that an internal assessment of risks provides a basis for exclusion of shareholder proposals, as set forth in the Staff's guidance issued in Staff Legal Bulletin No. 14C, published on June 28, 2005 ("SLB 14C"):

> To the extent that a proposal and supporting statement focus on the company *engaging in an internal assessment of the risks or liabilities* that the company faces as a result of its operations that may adversely affect the environment or the public's health, we concur with the company's view that there is a basis for it to exclude the proposal under Rule 14a-8(i)(7) as relating to an evaluation of risk.
>
> [Emphasis added. See Section D.2. of SLB 14C.]

We believe that the Proposal fits within this basis of exclusion. To carry out Proponent's request that the Board report the Company's "response to rising regulatory, competitive and public pressure to develop renewable energy technologies and products," the Company must necessarily engage in an *internal assessment of the risks or liabilities* associated with such "pressure" in order to develop such response. For example, the Company would need to (and does in fact) assess the costs of investing in particular technologies relating to production and supply of energy. Such costs may include expenses for research, development and implementation of new technologies necessary to develop a variety of products. This is a matter traditionally subject to the business judgment of management.

The internal assessment of risks necessitated and intended by the Proposal is exemplified by the Proposal's statement that:

> ...this resolution's proponents believe XOM's projections about renewable energy's future costs and growth are already obsolete, posing *potentially grave threats to XOM's long-term competitiveness and profitablity.*" (Emphasis added.)

(See last paragraph of Proposal immediately preceding the resolution.) This language indicates that the Proposal is directly focused on the Company's internal risk review process, implicating the internal considerations, financial consequences, risks and benefits arising from ExxonMobil's projections concerning renewable energy and its ongoing and long-term business operations.

A similar proposal was deemed excludable under Rule 14a-8(i)(10) in The Ryland Group, Inc. (available Feb. 13, 2006). That proposal requested that a board committee "assess how the company is responding to rising regulatory, competitive, and public pressure to increase energy efficiency and reduce greenhouse gas emissions and report to shareholders." While the Proposal at hand does not specifically use the word "assess", the substance of the Proposal is the same. In practice, there is no difference between (i) a board committee "assess[ing] how the company is responding to rising... pressure" and reporting to shareholders (in Ryland Group), and (ii) the Board reporting "ExxonMobil's response to rising ... pressure." Development of such a response (and resulting report) would necessarily include an assessment.

Likewise, in Hewlett-Packard Company (available Dec. 12, 2006), a proposal requesting the board to report on the development of HP's "policy concerning greenhouse gas (GHG) emissions" was determined to be excludable under Rule 14a-8(i)(7), as "relating to HP's ordinary business operations (i.e., evaluation of risk)."

The Staff has consistently found that proposals involving an evaluation of risk by the company should be left to the discretion of the company's management. These excluded proposals include many that related to environmental issues. In addition to Ryland Group, discussed above, the following are two examples.

- In Wells Fargo & Company (available Feb. 16, 2006), the Staff agreed there was a basis for the company's view that it may exclude as relating to ordinary business operations (i.e., evaluation of risk) a proposal requesting the board to prepare a report on the *effect on the company's business strategy* of the challenges created by global climate change.

- In Xcel Energy, Inc. (available April 1, 2003) (also cited in SLB 14C), and Cinergy Corp (available Feb. 5, 2003), the Staff agreed to the exclusion under Rule 14a-8(i)(7) of a proposal requesting a report disclosing the economic risks associated with the Company's emissions of carbon dioxide and other gases and the economic benefits of committing to a substantial reduction of those emissions. The Staff concurred that these proposals related to the companies' ordinary business operations (i.e., evaluation of risks and benefits).

In short, the Proposal at its core calls for an assessment of the Company's internal risks. While the Proposal relates to renewable energy, the resolution itself requests a report on the Company's *response to pressure* to develop renewable energy technologies and products." Such response necessarily entails a detailed assessment by the Company of the alleged "pressure" cited by the Proponent, including the potential risks to the Company's "long-term competitiveness and profitability" posed thereby (quoting from the Proposal).

For the reasons set forth above, we believe that this Proposal primarily involves an internal evaluation of risks that the Company faces as a result of its operations, and therefore, it may be omitted under Rule 14a-8(i)(7) as an ordinary business matter.

Conclusion

For the reasons set forth above, the Company believes that it may properly omit the Proposal.

If you have any questions or require additional information, please contact me directly at 972-444-1473. In my absence, please contact James E. Parsons at 972-444-1478.

Please file-stamp the enclosed copy of the letter without exhibits and return it to me in the enclosed envelope. In accordance with SEC rules, I am also enclosing five additional copies of this letter and the enclosures. A copy of this letter (and enclosures) is being sent to the Proponent and the co-sponsor.

Sincerely,

Lisa K. Bork

LKB

Enclosures

cc - w/enc: **Proponent:**
Reverend Michael H. Crosby, OFMCap.
Corporate Responsibility Agent
1015 North Ninth Street
Milwaukee, Wisconsin 53233
Phone: (414) 271-0735
Fax: (414) 271-0637

Co-Sponsor:
Mr. Howard Rifkin
Deputy State Treasurer
State of Connecticut
55 Elm Street
Hartford, Connecticut 06106-1773

Corporate Responsibility Office

Province of Saint Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
Phone 414-271-0735
FAX: 414-271-0637
Cell: 414-406-1265

December 12, 2006

Mr. Rex W. Tillerson, Chairman of the Board
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Tillerson:

Again I thank you for the positive way you ran this past year's annual meeting and engaged the shareholders in constructive dialogue. Unfortunately, my Province feels, this dialogue has not been constructive enough in matters related to the need to radically change our nation's present policies vis-à-vis climate change and global warming. This includes ExxonMobil, whom we feel has a tremendous impact on where this nation will be going vis-à-vis a healthier future. Thus the enclosed.

The Province of St. Joseph of the Capuchin Order has continuously owned at least 200 shares of ExxonMobil Corporation common stock for over one year and will be holding this stock through next year's annual meeting which I plan to attend in person or by proxy. Verification of this ownership is enclosed herein.

I am hereby authorized, as the Corproate Responsibility agent of the Province, to file the enclosed shareholder resolution for inclusion in the proxy sdtatemnt for the nexst annual meeting of the shareholders of the ExxonMobil Corporation. This is done in accordance with Rule 14-a-8 of the General Ruels and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

As I've indicated to Henry Hubble, David Henry and Thom Gill, I would hope that ExxonMobil might find a way to meet with shareholders such as ourselves as well as our advisors on this matter. As of now we do not have a "meeting of the minds." We hope the time between now and the annual meeting might be used constructively among us so that would see the value in withdrawing the enclosed resolution.

I look forward to this possibility and ExxonMobil's response.

Sincerely yours,

(Rev.) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent
Enc.

SHAREHOLDER PROPOSAL

DEC 13 2006

NO. OF SHARES__________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

ExxonMobil

WHEREAS:

ExxonMobil produces products for the transportation and power generation (electricity) markets. These contribute to global greenhouse gases (GHG) linked to global warming. Transportation contributes 14%; power generation contributes 24%.

Renewable energy sources offer significant potential to reduce GHG. While renewable technology advances, with costs declining, XOM projects renewables will be non-competitive with traditional energy sources for the foreseeable future. XOM argues that any substantial growth requires "government mandates and subsidies," ignoring millions of dollars in public subsidies the oil and gas industry has received for decades.

XOM *consistently* underestimates renewables' growth:

- In 2004, it forecast growth "at more than 9 percent per year between now and 2020." Now analysts "confidently predict the clean energy business will grow by 20-30% a year for a decade" (*The Economist,* 11.18.06). Renewables represent the energy market's fastest growing segment. Wind is increasing 28% annually.
- XOM's 2006 "Energy Trends" states: "Biofuels, wind and solar will grow rapidly as sources of energy, contributing about 2% of total energy supply by 2030." However, the EU, a huge market for XOM, mandates 21% of power and 12% of total energy from renewables by 2010. China envisions 16% of its total energy from renewable sources by 2020.
- 22 states now require utilities to produce electricity from wind, solar, biomass or other renewable power source by specific deadlines, all years ahead of XOM's 2030 projections. These include: California (20% by 2010), New Jersey (22% by 2021), New York (24% by 2013), Pennsylvania (8% by 2020) and Texas (5.5% by 2015). Several states have also adopted renewable fuel standards for vehicles.

In "Beyond the Alternative Policy Scenario," the International Energy Agency's 2006 "Energy Outlook" envisions a reduction of demand for oil and gas to 50% of total energy consumption by 2030 without negative economic impacts (pp. 260-2620.

Royal Dutch Shell and BP are making significant investments in renewable energy. Shell projects investing US $500,000,000 - $1 billion in new technologies over five years. BP will invest $8 billion in alternative and renewable energy over a 10-year period.

While ExxonMobil's CEO calls for greater fuel efficiency for America's vehicles, Neste Oil, the Finnish refiner, will spend billions of dollars over the next 10 years to become the world's largest biodiesel producer.

Goldman Sachs believes wind, solar, cellulosic ethanol, and geothermal are proven technologies that will rapidly accelerate down in their cost curves. Believing renewables must be a substantial part of a prudent, diversified energy portfolio, Goldman Sachs has already invested far more money in renewable energy than has XOM!

Given such data, this resolution's proponents believe XOM's projections about renewable energy's future costs and growth are already obsolete, posing potentially grave threats to XOM's long-term competitiveness and profitability. Despite the above findings, XOM refuses to budge from its almost 100% dependence on fossil-fuel production.

RESOLVED: Shareholders request the Board report (at reasonable cost and omitting proprietary information) by September 1, 2007 ExxonMobil's response to rising regulatory, competitive and public pressure to develop renewable energy technologies and products.

The Bank of New York
111 Sanders Creek Parkway
East Syracuse, NY 13057

Attn: Scott McNulty

The BANK of NEW YORK

The Bank of New York

Verification of Stock Owner Ship

Province of St Joseph of the Capuchin Order

December 12, 2006

Exxon Mobil
Mr. Henry H. Hubble
Vice President Investor Relations
5959 Las Colinas Blvd
Irving, TX 75039-2298

Province of St Joseph of the Capuchin Order
Account #000794603

Holding in

Exxon Mobil., as of 12/12/2006,

The Province of St. Joseph of the Capuchin Order has had continuous Ownership for over one year and prior to January 31, 2003 of 200 shares of Exxon common Stock CUSIP # 302316102

Sincerely,

Scott R. McNulty
Administrator

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

December 14, 2006

VIA UPS - OVERNIGHT DELIVERY

Reverend Michael H. Crosby, OFMCap
Corporate Responsibility Agent
Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

Dear Reverend Crosby:

This will acknowledge receipt of the proposal concerning a renewable energy report, which you have submitted on behalf of the Province of St. Joseph of the Capuchin Order in connection with ExxonMobil's 2007 annual meeting of shareholders. By copy of a letter from the Bank of New York, share ownership has been verified.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event that there are co-filers for this proposal and in light of the recent SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. Obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Henry R. [signature]

DENISE L. NAPPIER
TREASURER

State of Connecticut
Office of the Treasurer

HOWARD G. RIFKIN
DEPUTY TREASURER

December 12, 2006

Mr. H.H. Hubble
Vice President of Investor Relations
Secretary
Exxon Mobil
5959 Las Colinas Boulevard
Irving, TX 75039

Dear Mr. Hubble:

The purpose of this letter is to inform you the Connecticut Retirement Plans and Trust Funds ("CRPTF") is co-sponsoring the resolution submitted by Province of St. Joseph of the Capuchin Order- a copy of which is attached.

As the Deputy State Treasurer, I hereby certify that the CRPTF has been a shareholder of the minimum number of shares required of your company for the past year. Furthermore, as of December 4, 2006 the CRPTF held 3,021,667 shares of Exxon Mobil stock valued at approximately $233,272,692. The CRPTF will continue to hold Exxon Mobil shares through the annual meeting date.

Please do not hesitate to contact Donald Kirshbaum, Investment Officer for Policy at (860) 702-3164, if you have any questions or comments concerning this matter.

Sincerely,

Howard Rifkin
Deputy State Treasurer

Attachment

SHAREHOLDER PROPOSAL
DEC 13 2006
NO. OF SHARES ________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Re: Shareholder Resolution Co-Filed by the Connecticut Retirement Plans & Trust Funds

ExxonMobil

WHEREAS: ExxonMobil produces products for the transportation and power generation (electricity) markets. These contribute to global greenhouse gases (GHG) linked to global warming. Transportation contributes 14%; power generation contributes 24%.

Renewable energy sources offer significant potential to reduce GHG. While renewable technology advances, with costs declining, XOM projects renewables will be non-competitive with traditional energy sources for the foreseeable future. XOM argues that any substantial growth requires "government mandates and subsidies," ignoring millions of dollars in public subsidies the oil and gas industry has received for decades.

XOM *consistently* underestimates renewables' growth:

- In 2004, it forecast growth "at more than 9 percent per year between now and 2020." Now analysts "confidently predict the clean energy business will grow by 20-30% a year for a decade" (*The Economist,* 11.18.06). Renewables represent the energy market's fastest growing segment. Wind is increasing 28% annually.

- XOM's 2006 "Energy Trends" states: "Biofuels, wind and solar will grow rapidly as sources of energy, contributing about 2% of total energy supply by 2030." However, the EU, a huge market for XOM, mandates 21% of power and 12% of total energy from renewables by 2010. China envisions 16% of its total energy from renewable sources by 2020.

- 22 states now require utilities to produce electricity from wind, solar, biomass or other renewable power source by specific deadlines, all years ahead of XOM's 2030 projections. These include: California (20% by 2010), New Jersey (22% by 2021), New York (24% by 2013), Pennsylvania (8% by 2020) and Texas (5.5% by 2015). Several states have also adopted renewable fuel standards for vehicles.

In "Beyond the Alternative Policy Scenario," the International Energy Agency's 2006 "Energy Outlook" envisions a reduction of demand for oil and gas to 50% of total energy consumption by 2030 without negative economic impacts (pp. 260-2620.

Royal Dutch Shell and BP are making significant investments in renewable energy. Shell projects investing US $500,000,000 - $1 billion in new technologies over five years. BP will invest $8 billion in alternative and renewable energy over a 10-year period.

While ExxonMobil's CEO calls for greater fuel efficiency for America's vehicles, Neste Oil, the Finnish refiner, will spend billions of dollars over the next 10 years to become the world's largest biodiesel producer.

Goldman Sachs believes wind, solar, cellulosic ethanol, and geothermal are proven technologies that will rapidly accelerate down in their cost curves. Believing renewables must be a substantial part of a prudent, diversified energy portfolio, Goldman Sachs has already invested far more money in renewable energy than has XOM!

Given such data, this resolution's proponents believe XOM's projections about renewable energy's future costs and growth are already obsolete, posing potentially grave threats to XOM's long-term competitiveness and profitability. Despite the above findings, XOM refuses to budge from its almost 100% dependence on fossil-fuel production.

RESOLVED: Shareholders request the Board report (at reasonable cost and omitting proprietary information) by September 1, 2007 ExxonMobil's response to rising regulatory, competitive and public pressure to develop renewable energy technologies and products.

December 12, 2006

STATE STREET.
For Everything You Invest In

Maria Luce
Vice President
State Street Financial Center
2 Avenue de Lafayette
Boston, MA 02111

Phone: (617) 664-9426
Fax: (617) 769-6747
E-Mail: mlluce@statestreet.com

To Exxon Mobil

December 12, 2006

Re: Connecticut Retirement Plans and Trust Fund

To Whom it may concern,

This is to advise you that Connecticut Retirement Plans & Trust Funds held Exxon Mobil common stock (cusip # 30231G102) continuously for more than a one year period.

Please contact me if you have any questions or concerns.

Sincerely,

Maria Luce
Vice President
Client Relations
State Street Corporation

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 14, 2006

VIA UPS OVERNIGHT DELIVERY

Mr. Howard Rifkin
Deputy State Treasurer
State of Connecticut
55 Elm Street
Hartford, CT 06106-1773

Dear Mr. Rifkin:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Connecticut Retirement Plans and Trust Funds the proposal previously submitted by Reverend Michael Crosby concerning a renewable energy report in connection with ExxonMobil's 2007 annual meeting of shareholders. By copy of a letter from State Street, share ownership has been verified.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

David Henry

David G. Henry
Section Head
Shareholder Relations

c: Reverend Michael Crosby

Enclosure

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning a renewable energy report, which I have co-filed on behalf of Connecticut Retirement Plans and Trust Funds for the 2007 Exxon Mobil Corporation annual meeting of shareholders, I designate Reverend Michael Crosby as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Mr. Howard Rifkin

DENISE L. NAPPIER
TREASURER

State of Connecticut

Office of the Treasurer

HOWARD G. RIFKIN
DEPUTY TREASURER

Mr. David Henry
Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

SHAREHOLDER PROPOSAL

JAN 04 2006

NO. OF SHARES________
DISTRIBUTION: HHH: REG: TJG:
LKB: JEP: DGH: SMD

Dear Mr. Henry,

I am writing to reply to your letter of December 14.

I first would like to confirm that Reverend Michael Crosby representing the Province of St. Joseph of the Capuchin Order is the lead filer on the resolution on which The Connecticut Retirement Plans and Trust Funds (CRPTF) co-filed.

While we would expect that Rev. Crosby would be your primary point of contact on this resolution, we do not intend to waive any of our rights as co-filers under SEC rules including joining Rev. Crosby in discussing or negotiating with Exxon Mobil related to the shareholder resolution. In that regard, we would expect to receive all written correspondence, such as regarding no action letters. We also are not delegating to anyone the right to withdraw our co-filing on this resolution.

As you know, we have been having correspondence and conversations with Exxon Mobil for several years, and we look forward to continuing a productive dialogue on climate change with the company.

Sincerely,

Howard G. Rifkin
Deputy Treasurer

cc: Reverend Michael Crosby

EXHIBIT 2



Tomorrow's Energy

A Perspective on Energy Trends, Greenhouse Gas Emissions and Future Energy Options

ExxonMobil

Taking on the world's toughest energy challenges.™

February 2006

CONTENTS

Introduction: Energy for a Growing World

Energy is essential to our way of life, to economic progress and to raising and maintaining living standards. The pursuit of economic growth and a better quality of life in developing countries is driving global energy demand. New supplies of reliable, affordable energy are needed.

At the same time, concerns about future energy supply and climate change have heightened interest in energy supply options, energy prices and the effect of energy use on the environment.

We believe it is essential that industry plays an active role in the ongoing dialogue about the future of energy – one which is grounded in reality, focused on the long term and intent on finding viable solutions.

In this document, we explain our views on future energy trends, the risks of climate change, the prospects for promising new energy technologies and ExxonMobil's activities in these areas.

In particular, we highlight the important relationship between rising energy demand, economic progress and greenhouse gas emissions. As policymakers seek to ensure future energy supplies while addressing the risks associated with global climate change, it is critical that the economic and social consequences – in the developed and the developing world – are taken into account.

Equally critical is a recognition that huge investments will be needed to meet the world's growing energy needs. Energy is a massive business. Even as the largest non-government energy company, ExxonMobil produces just two percent of the energy the world consumes every day. Projects take years to develop, cost billions of dollars to bring on stream and operate for decades.

To be justified in making these large investments, companies need stable, consistent government policies to help projects remain robust over the long term.

In a world featuring both geopolitical and regulatory uncertainty, we believe ExxonMobil will be served well by continuing to focus on operational and technical excellence, prudent risk management and responsible business behavior. ExxonMobil stands ready to meet the many challenges of delivering energy for a growing world.

Section 1: The Next Quarter-Century of Energy

Energy is a long-term, capital-intensive business. As a major participant in the global energy industry, we must anticipate and adapt to trends and changes in our industry so that we can make sound business decisions and invest our shareholders' money wisely in projects that remain attractive over the long term.

Every year, we prepare a long-range outlook of global energy trends. The 2005 outlook covers the period to the year 2030 and provides a strategic framework to aid evaluation of potential business opportunities.

Economic growth and expanding populations drive global energy needs

Energy is critical to economic progress. The global economy is expected to double in size by 2030 – mainly driven by the developing nations that today account for just over 20% of the world's economic output. By 2030, this share will grow to 30%, led by rapidly expanding economies such as China, India, Indonesia and Malaysia.

World population is also expanding. Today, there are nearly 6.5 billion people, about 20% of whom live in developed countries (member nations of the Organization for Economic Cooperation and Development – OECD) and the remainder in developing (non-OECD) countries. By 2030, population is expected to reach 8 billion people, with close to 95% of this growth occurring in the developing world.[1]

Yet there are still about 1.6 billion people today without access to electricity and about 2.4 billion who rely on basic fuels such as wood and dung for heating and cooking.[2]

Economic growth in the developed and developing world over the next quarter-century will have a dramatic impact on global energy demand and trade patterns.

A vast and growing need for energy

Every day, the world consumes about 230 million barrels of energy (expressed in terms of "oil equivalent" or MBDOE), with demand split about equally between developed and developing nations.

By 2030, we expect the world's energy needs to be almost 50% greater than in 2005, with growth most pronounced in the rapidly expanding developing countries (See Fig. 1). Perhaps most significant, we anticipate energy demand in developing Asia/Pacific to grow at 3.2% annually, increasing to one-third of the world's total – an amount equivalent to the energy demand of North America and Europe combined.

Continuing progress in energy efficiency

Continued rapid improvement in energy efficiency, mainly driven by the development and use of new technology in the transportation and power generation sectors, is expected to temper the growth in global energy demand.

Fig. 1

Growing World Energy Demand
Millions of Barrels per Day of Oil Equivalent (MBDOE)



World
400
350
300
250
200
150
100
50
0
205
230
334
2000 2005 2030
0.6%
68
57
North America
0.8%
47
37
Europe
1.3%
27
18
Russia / Caspian
0.9%
23
17
Asia/Pacific (OECD)
3.2%
113
44
Asia/Pacific (Non-OECD)
2.2%
18
9
Latin America
2.0%
19
11
Africa
19
11
Middle East
2000
2030
% = Average Annual Growth 2000 - 2030

Note: For the purposes of this report, the phrases "developing countries" and "non-OECD countries" are interchangeable. OECD countries are: Australia, Austria, Belgium, Canada, Czech Republic, Denmark, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Japan, Republic of Korea, Luxembourg, Mexico, the Netherlands, New Zealand, Norway, Poland, Portugal, Slovak Republic, Spain, Sweden, Switzerland, Turkey, the UK and the United States.

Energy intensity improves globally

We expect the rate of "energy intensity" (the energy used per $1,000 of GDP) to improve 1.8% annually in developing countries and 1.5% annually in developed countries from 2000 through 2030, compared with 1.2% and 1.4% per year respectively between 1980 and 2000.

The developing nations are particularly important, given that the energy intensity of their economies is about 3-4 times greater than that of the developed countries. There was a steep drop in the energy intensity of the developing countries during the 1990s, reflecting the collapse of the former Soviet Union (FSU), but today a dramatic level of disparity remains (See Fig.2). There are significant opportunities for efficiency gains as these nations develop.

Fig. 2

Energy Intensity - Declining trend accelerates most notably in developing (non-OECD) countries

Barrels of oil equivalent per $K GDP



10
8
6
4
2
0
Average Growth / Yr.
1980-2000
-1.2%
Developing
Nations
2000-2030
-1.8%
-1.4%
Developed
Nations
-1.5%
1980
1990
2000
2010
2020
2030

Fossil fuels remain the predominant energy sources

Over time, an increasingly diverse range of energy sources and technologies will be needed. But at least through 2030, fossil fuels will continue to satisfy the vast majority of global demand (See Fig. 3 on page 4). These are the only fuels with the scale and flexibility to meet the bulk of the world's vast energy needs over this period.

- Oil and gas combined will represent close to 60% of overall energy in 2030, a similar share to today.
- Oil use is expected to grow at 1.4% annually. Significant improvements in vehicle fuel economy will dampen demand growth.
- Gas is expected to grow at 1.8% annually, driven largely by strong growth in global electricity demand.
- Coal, like gas, is expected to grow at 1.8% annually, driven by expanding power generation. Despite higher CO_2 intensity, large indigenous supplies will give coal economic advantages in many nations, particularly in Asia.

ExxonMobil's 2005 Energy Outlook: Highlights

- By 2030, global energy demand will increase almost 50% from the 2005 level, driven by economic progress and population growth.
- About 80% of growing energy demand will occur in developing countries.
- Improvements in energy efficiency and intensity will accelerate, due to advancing technologies.
- Oil, gas and coal remain the predominant energy sources, maintaining about an 80% share of total energy demand through 2030.
- Global resources are sufficient to meet demand. Access to resources and timely investments are vital to developing adequate energy supplies.
- Natural gas will grow rapidly in importance, mainly due to its environmental benefits and efficiency in electricity generation.
- Biofuels, wind and solar will grow rapidly as sources of energy, contributing about 2% of total energy supply by 2030.
- Increased use of fossil fuels will increase global carbon dioxide (CO_2) emissions, with close to 85% of the increase in developing countries (See section 2).
- Advances in technology are critical to successfully meeting future energy supply-and-demand challenges.

Fig. 3

Energy Demand Grows: Fossil fuels remain predominant; renewables grow rapidly from small base



Total World Energy
Millions of Barrels per Day of Oil Equivalent (MBDOE)
350
300
250
200
150
100
50
0
% = Average growth/Year 2000 - 2030
1.6%
1.8%
Other
Coal
1.8%
Gas
1.4%
Oil
1980
1990
2000
2010
2020
2030
Other Energy
MBDOE
80
70
60
50
40
30
20
10
0
Wind and Solar 11.1%
1.3%
Biomass,
Municipal Solid Waste
1.9%
Hydro
Nuclear
1.4%
Wind and Solar
MBDOE
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
12.4%
Wind
Solar
9.6%

Non-fossil energy supplies will expand

- Nuclear will grow on average at 1.4% per year, with the largest growth in Asia, although we expect North America and Europe to add new plants late in the outlook period.
- Hydro power is expected to grow at just under 2% per year, with increases likely in China, India and other developing countries.
- The use of biomass, including traditional fuels (wood, dung) used in developing countries, and solid waste will grow about 1.3% per year.
- Wind and solar energy combined will likely average about 11% growth per year, supported by subsidies and related mandates. Even with this rapid projected growth, wind and solar will contribute only 1% of total energy by 2030, illustrating the vast scale of the global energy sector.
- Biofuels, including ethanol and biodiesel, will grow from less than one million barrels per day (MBD) in 2005 to about 3 MBD in 2030.

The prospects for wind, solar, biofuels, nuclear and other longer-term energy technologies are discussed further in Section 3.

Oil: Increased transportation demand and improved engine technology

Growth in oil demand will be driven by increasing transportation needs, especially in developing countries. Widely available, most affordable and supported by a global infrastructure, oil is uniquely suited as a transport fuel. There is no large-scale alternative to oil as a transport fuel in the near term.

Critical to transportation demand will be the size and nature of the personal vehicle fleet. By 2030, we expect the size of the U.S. and European fleets to plateau, while the number of vehicles in Asia will nearly quadruple (See Fig. 4). Working to offset demand growth from the larger vehicle fleet will be continuing improvements in fuel and engine system technology and efficiency.

Over the next 25 years, we expect the average fuel economy of new vehicles worldwide to improve by over 25% as a result of both the evolution of technology as well as shifts in the kinds of vehicles that people drive. While the rate of increase (about 1% annually) may seem small, it is more than double the rate of global improvement that we have seen in the past 10 years.

Hybrid vehicle technology, which couples the internal combustion engine with an electric motor, will play an increasingly important role as costs come down and it becomes available on a broader range of vehicles. In cities, where this technology has its greatest advantages, hybrid vehicles could deliver fuel economy improvements in excess of 50%.[3]

We also anticipate significant efficiency improvements to the basic internal combustion engine. One promising

Fig. 4

Anticipated Growth in Transportation 2000 - 2030
Light-Duty Vehicles



Million
500
400
300
200
100
0
% = Average Growth/Year 2000 - 2030
4.7%
1.2%
0.9%
North America (incl. Mexico)
Europe
Asia/Pacific
2000
2010
2020
2030

development that ExxonMobil is working on is known as Homogeneous Charge Compression Ignition, or HCCI. This technology combines aspects of gasoline and diesel engines. HCCI has the potential to improve vehicle fuel economy by 30% and be applicable to a broad range of vehicle types, including hybrids.

In addition to technology enhancements in vehicle power trains, we believe that technologies such as lighter-weight materials and improved lubricants will play an important role in delivering valuable efficiency improvements to the transportation sector.

Natural Gas: Power generation, emissions benefits and LNG technology drive growth

Natural gas demand continues to rise with growing electricity needs, aided by inherent advantages in efficiency and lower emissions. Growth will be most rapid in Asia/Pacific.

We anticipate that the efficiency of electricity production and distribution will continue to improve, through deployment of more advanced power generation technology and transmission infrastructure.

An important outcome of this growing gas demand is the increasing role of natural gas imports, particularly in the mature regions of North America and Europe, where local production is expected to decline (See Fig. 5). To balance supply and demand, the distance between the major natural gas-consuming nations and their sources of supply will grow. While pipelines will remain an efficient means to transport the majority of natural gas, the world will increasingly rely on liquefied natural gas (LNG), transported in large volumes across oceans via LNG tankers:

- In North America, LNG imports are expected to increase to about 25% of supply by 2030 (versus about 3% today), even with additional supplies via northern pipelines and tight gas developments.
- In Europe, natural gas imports are expected to increase from about 40% to about 85% of supply by 2030. In addition to LNG, pipeline imports will increase from Russia and the Caspian region.
- Natural gas demand in Asia/Pacific will triple over the next 25 years. Local production will meet a large part of this increased demand, but pipeline imports and increased volumes of LNG are expected in the future.

LNG's dramatic growth

By 2030, the LNG market will change dramatically, with a fivefold increase in volume to nearly 75 billion cubic feet per day (BCFD). That represents about 15% of the total gas market, up from about 5% in 2000. The center of global LNG supply will shift from Asia/Pacific to the Middle East and West Africa. Supplies from the Middle East are expected to be roughly double the supplies from either Africa or Asia/Pacific by 2030. Africa's supply contribution will grow, as LNG supplies there quadruple.

Global oil resources are adequate to meet demand

An important factor in predicting future supply trends is the scale of the worldwide oil resource base.

By today's estimates, the world was endowed with *recoverable* conventional oil resources of over three trillion barrels worldwide. Additional frontier resources (extra-heavy oil, oil sands, oil shale) bring this recoverable total to 4 – 5 trillion barrels. Of this amount, approximately 1 trillion barrels have been produced since oil was first discovered (See Fig. 6)

This global resource base will support production growth through the 2030 time horizon, with growing contributions from the Middle East, Africa and the Russia/Caspian region.

Fig. 5

Growing Reliance on Gas Imports



Billion cubic feet per day
100
80
60
40
20
0
LNG
Long Pipelines
Local Production
2000
2030
North America
Europe
Asia/Pacific

Fig. 6

Recoverable Oil Resources



Trillions of barrels
4
3
2
1
0
Already produced
Frontier
Conventional Oil
Extra Heavy Oil/
Oil Sands
Oil Shale

Fig. 3

Energy Demand Grows: Fossil fuels remain predominant; renewables grow rapidly from small base



Total World Energy
Millions of Barrels per Day of Oil Equivalent (MBDOE)
% = Average growth/Year 2000 - 2030
1.6%
1.8%
1.8%
1.4%
Other
Coal
Gas
Oil
Other Energy
MBDOE
Wind and Solar 11.1%
1.3%
Biomass, Municipal Solid Waste
1.9%
Hydro
Nuclear
1.4%
Wind and Solar
MBDOE
12.4%
Wind
Solar
9.6%

Non-fossil energy supplies will expand

- Nuclear will grow on average at 1.4% per year, with the largest growth in Asia, although we expect North America and Europe to add new plants late in the outlook period.
- Hydro power is expected to grow at just under 2% per year, with increases likely in China, India and other developing countries.
- The use of biomass, including traditional fuels (wood, dung) used in developing countries, and solid waste will grow about 1.3% per year.
- Wind and solar energy combined will likely average about 11% growth per year, supported by subsidies and related mandates. Even with this rapid projected growth, wind and solar will contribute only 1% of total energy by 2030, illustrating the vast scale of the global energy sector.
- Biofuels, including ethanol and biodiesel, will grow from less than one million barrels per day (MBD) in 2005 to about 3 MBD in 2030.

The prospects for wind, solar, biofuels, nuclear and other longer-term energy technologies are discussed further in Section 3.

Oil: Increased transportation demand and improved engine technology

Growth in oil demand will be driven by increasing transportation needs, especially in developing countries. Widely available, most affordable and supported by a global infrastructure, oil is uniquely suited as a transport fuel. There is no large-scale alternative to oil as a transport fuel in the near term.

Critical to transportation demand will be the size and nature of the personal vehicle fleet. By 2030, we expect the size of the U.S. and European fleets to plateau, while the number of vehicles in Asia will nearly quadruple (See Fig. 4). Working to offset demand growth from the larger vehicle fleet will be continuing improvements in fuel and engine system technology and efficiency.

Over the next 25 years, we expect the average fuel economy of new vehicles worldwide to improve by over 25% as a result of both the evolution of technology as well as shifts in the kinds of vehicles that people drive. While the rate of increase (about 1% annually) may seem small, it is more than double the rate of global improvement that we have seen in the past 10 years.

Hybrid vehicle technology, which couples the internal combustion engine with an electric motor, will play an increasingly important role as costs come down and it becomes available on a broader range of vehicles. In cities, where this technology has its greatest advantages, hybrid vehicles could deliver fuel economy improvements in excess of 50%.[3]

We also anticipate significant efficiency improvements to the basic internal combustion engine. One promising

Fig. 4

Anticipated Growth in Transportation 2000 - 2030



Light-Duty Vehicles
Million
% = Average Growth / Year 2000 - 2030
4.7%
1.2%
0.9%
North America (incl. Mexico)
Europe
Asia/Pacific

ExxonMobil's Technology Advantage

ExxonMobil has long been the industry leader in research and technology, with a history of invention, including 3-D seismic, digital reservoir simulation and industry 'firsts' in such areas as deepwater drilling, refining technology, chemicals and synthetic lubricants.

Today we invest over $600 million per year in research and development, balancing our investment between technology extensions, which can be rapidly deployed to our existing operations, and breakthrough research in areas that can have a lasting impact on the company and the industry.

Fig. 9

ExxonMobil R&D Investment 2000 - 2004

Millions of Dollars



700
600
500
400
300
200
100
0
2000
2001
2002
2003
2004
ExxonMobil's R&D expenditure
Shell's R&D expenditure
BP's R&D expenditure
Based on public information

Examples of our recent achievements in technologies that help unlock the potential in some of the world's hydrocarbon basins include:

- A promising new technology known as R3M (Remote Reservoir Resistivity Mapping) uses electromagnetic energy to directly detect reservoirs of oil and gas before drilling, substantially reducing exploration risk.
- Our proprietary tool EMpower™ is the industry's only next-generation reservoir simulator, allowing engineers to study reservoirs more comprehensively than ever before.
- Proprietary well-bore technology used on Sakhalin Island in Russia's Far East enables us to reach oil reservoirs five miles offshore via extended-reach, horizontal drilling from an onshore location.

With LNG playing an increasingly critical role in meeting demand for natural gas, ExxonMobil engineers have recently developed technology that can double the capacity of liquefaction plants and increase by 80% the LNG carried by a single ship, dramatically reducing LNG costs.

At the same time we have developed unique high-strength steel to lower the cost of transporting natural gas by pipeline.

In the area of vehicle engine and fuel efficiency, ExxonMobil scientists are involved in projects including:

- Partnerships with Toyota and Caterpillar to research improvements to internal combustion fuel and engine systems that could result in a 30% improvement in fuel economy and reduced emissions
- A partnership with DaimlerChrysler to develop new lubricants to improve fuel economy, extend oil change intervals and lower emissions
- Development of new recyclable plastics to enable lighter-weight vehicles
- Groundbreaking research in hydrogen generation (see "hydrogen" - Section 3)

In an effort to apply the combined resources of industry and academia to the challenge of identifying technologies that meet growing energy demand while dramatically reducing greenhouse gas emissions, we launched the Global Climate and Energy Project (GCEP) at Stanford University in 2002. The GCEP research areas are covered in Section 2, and at gcep.stanford.edu.

Section 2: Greenhouse Gas Emissions – A Global Issue

Managing the risks from increases in global greenhouse gas emissions is an important concern for ExxonMobil, industry and governments around the world.

Economic growth and emissions reduction

Section 1 described how increasing population and prosperity, especially in developing countries, will drive up global energy demand. This will result in substantial increases in greenhouse gas emissions, particularly from developing countries, which will account for about 85% of the growth in CO_2 emissions from 2000 through 2030 (See Fig.10).

Fig. 10

CO_2 Emissions Growth Driven by Developing Countries


Billion metric tons CO2
40
35
30
25
20
15
10
5
0
1980
1990
2000
2010
2020
2030
Average Growth / Yr.
2000-2030
1.7%
2.7%
Developing
Developed
0.5%
Growth
2000-2030
85%
15%

This poses a challenge. To deliver the benefits of continued economic progress, fossil fuels are expected to remain the predominant source of world energy supply over this period. At the same time, governments at all levels are responding to growing concern about climate change by taking policy actions to reduce greenhouse gas emissions. Policymakers face a difficult task: where these policies restrict fossil fuel use or add cost to their use, they can also retard economic development.

It is therefore vital that policymakers and society take into account the wider social and economic impacts of energy and climate policies.

ExxonMobil is involved in this process through direct participation in scientific, technical, economic and policy forums and by working through trade associations to engage in public policy discussions. We are also taking actions in our own operations.

Climate Policy: Path forward is unclear

Until recently, the policy debate focused primarily on near-term emissions reductions in the framework of targets and timetables set by the Kyoto Protocol. The first compliance period under the Protocol is 2008-2012.

Among those nations ratifying the Protocol, the European Union (EU) has been most active in seeking to implement it. An emissions trading scheme (ETS) has been established, which will limit emissions of CO_2 from certain industrial activities, including power production and refining. Other nations, such as Japan and Canada, are still considering policies and regulations they may adopt.

Most nations are not on track today to meet their 2008-2012 Kyoto targets with domestic actions. The total shortfall could be several hundred million metric tons of CO_2 per year.

That shortfall may be eliminated if international emissions trading enables countries to purchase sufficient allowances from those countries with surpluses, particularly Russia and the Ukraine. These two countries have substantial excess emissions allowances due to the decline and restructuring of their economies since 1990. No further actual emission reduction steps are required to create the surplus, which is large enough to compensate for missed targets among other industrialized nations.

The international debate on what policy actions to take beyond 2012 is now under way, but the outcome is uncertain. The debate is complicated by the following concerns:

- The developing world has indicated it will not accept greenhouse gas emissions reduction targets, leaving the vast majority of the global growth in greenhouse gas emissions outside the reach of the Kyoto Protocol targets.
- Differing targets in developed countries can increase domestic energy costs and accelerate the shift of new investment abroad, including to developing countries, which already enjoy lower labor costs.

The Business Impact: Regulatory uncertainty threatens investment

The current uncertainty poses challenges for global businesses. Major energy investments usually have long lives. Uncertainty about regulations, both for 2008-2012 and beyond 2012, creates a higher level of risk for companies. In Europe and Canada, for example, concerns are growing regarding companies' willingness to invest in energy-intensive activities, such as new chemical production and heavy oil production. The uncertainty about future regulations raises questions about the longer-term viability of such investments.

Increasing recognition of technology's vital role

As nations have begun to consider other options for reducing GHG emissions, there is a growing interest in the role technology can play in emissions reduction. For example, the recently announced Asia Pacific Partnership for Clean

Development and Climate aims to promote the use of clean, efficient technology. The latest G8 statement and the EU-China Climate Partnership also highlight the importance of using and developing innovative technologies. The focus on technology development and deployment is supported by the recognition that:

- The more widespread application of existing energy-efficient technologies could significantly reduce the growth in greenhouse gas emissions from economic progress in both the industrialized and the developing world (See Fig. 12).
- Development and deployment of new, energy-efficient technologies can enable lower energy consumption without damage to economic growth.
- New breakthrough technologies offer the possibility of substantial long-term reductions in greenhouse gas emissions at lower costs than current technology options.

Fig. 11

The Need for Innovative Technology[5]



Carbon Emissions
Billions of Metric Tons of Carbon
50
45
40
35
30
25
20
15
10
5
0
1990 Technology
Based on aggressive assumptions of technology improvement
Required to stabilize CO_2 level in atmosphere of 550ppm
Assumed advances in:
• Fossil Fuels
• Energy Intensity
• Nuclear
• Renewables
Gap technologies:
• Carbon Capture & Storage
• Hydrogen/ Advanced Transportation
• Solar
• Biotechnologies
The "Gap"
1990
2010
2030
2050
2070
2090
Source: J. Edmonds, PNNL

Worldwide carbon emissions are expected to grow rapidly over the next century, even with significant technology advances. The middle curve (red line: from the Intergovernmental Panel on Climate Change 1992) shows projected growth in greenhouse gas emissions over the coming century. The IPCC projection assumes major ongoing improvements in the efficiency with which energy is supplied and used from oil, coal and gas, as well as enhanced penetration of nuclear and renewable energy. Without technological improvements, emissions would be much higher, as shown in the top curve (purple line) where energy is supplied and used with efficiency at 1990 levels. The lowest (blue) curve illustrates one emissions trend corresponding to stabilizing CO_2 concentrations at 550 parts per million (ppm). Reducing emissions to the lowest trend line would require widespread introduction of innovative, currently non-commercial technologies to fill the remaining gap. In this study these 'gap' technologies include carbon capture and storage, hydrogen production and use, solar and biotechnologies, all of which require fundamental breakthroughs in research to overcome current barriers to cost, performance, safety and public acceptance before they could enter into widespread use.

Fig. 12

Existing Technologies Offer Significant Potential



Projected Chinese Emissions with Enhanced Technology[6]
MMTCE
2000
1500
1000
500
0
U.S. Technology
Japan Technology
Additional Technology Investment
Baseline
1800
1240
740
630
820
1990
1995
2000
2005
2010
2015
2020
2025

Source: Bernstein, Tuladhar, Montgomery

Applying OECD country technology to developing economies could dramatically reduce carbon emissions. In China, for example, investments today have, on average, significantly poorer energy efficiency and higher greenhouse gas emissions than investments being made today in OECD countries. A recent study showed that adopting today's U.S. or Japanese-level technology in future investments in China could reduce China's anticipated 2025 carbon emissions by over 30% and over 50% respectively (see graph). Furthermore, if policies to increase R&D investment could increase the rate of improvement in energy efficiency to twice today's levels, then emissions could decrease to around 35% of anticipated 2025 emissions and result in a continuous decrease in China's future emissions. In fact, the study concluded that "the potential for reducing emissions through changing technology in developing countries over the next 15 years is estimated to be of similar magnitude to the reductions in emissions that would be achieved if all Annex B countries were to achieve their Kyoto Protocol emission caps."

ExxonMobil Recommendations: Key Objectives for Long-Term Climate Policy

- Promote global participation
- Encourage more rapid use of existing efficient technologies (in both developed and developing countries)
- Stimulate research and development to create innovative, affordable, lower GHG technologies sooner
- Address climate risks in the context of developing country priorities: development, poverty eradication, access to energy
- Continue scientific research to assess risks and pace policy response

Climate Science: What we know

ExxonMobil has undertaken climate science research for 25 years. Our work has produced more than 40 papers in peer-reviewed literature, and our scientists serve on the Intergovernmental Panel on Climate Change (IPCC) and numerous related scientific bodies. Contributed papers on climate science are listed on our web site.[7]

Based on this experience, we recognize that the accumulation of greenhouse gases in the Earth's atmosphere poses risks that may prove significant for society and ecosystems. We believe that these risks justify actions now, but the selection of actions must consider the uncertainties that remain. Notwithstanding these uncertainties, ExxonMobil is taking action to address these risks.

Our world has changed

Since the 1800s, concentrations of carbon dioxide (CO_2) in the atmosphere have increased by roughly 30% (from 280 to 380 parts per million today).[8] Concentrations of other greenhouse gases have also increased – including a doubling of methane levels. Human activities have contributed to these increased concentrations, mainly through the combustion of fossil fuels for energy use; land use changes (especially deforestation); and agricultural, animal husbandry and waste-disposal practices.

Surface temperature measurements have shown that the average global temperature has risen by about 0.6 °C since the mid-1800s. Other changes, consistent with the surface temperature rise, have also been observed. For example, scientists have documented a decrease in the volume of mountain glaciers and an increase in the length of growing seasons. These observations have fueled concern about the potential longer-term consequences of climate change.

Climate is a complex science

The complexity of the climate system makes it difficult to understand past and future consequences of greenhouse gas increases. As a result, the extent to which recent temperature changes can be attributed to greenhouse gas increases remains uncertain.

Limits in climate knowledge – for example in describing the behavior of clouds, hydrology, sea ice and ocean circulation – are well known and continue to be researched.[9] Climate observations display significant natural variability that cannot be explained with existing models and knowledge. In the recent and ancient geological past, for example, climate has been both warmer and cooler than today for reasons that are not yet understood.[10]

Projections of climate change require estimates of future emissions from energy use and other sources over the 21st century. In our own Energy Outlook it is difficult to predict how technology will develop even over the next 25 years. Longer-term economic and climate forecasts face even more uncertainty about how new technologies and changes in human behavior may affect greenhouse gas emissions.

As a result, researchers must rely on scenarios based on various assumptions, which deliver results ranging from significant emissions growth (a threefold increase in emissions over the 21st century) to a drop in global emissions, even without policy interventions.[11]

When climate models are used to analyze the implications of these emissions scenarios, they project more severe consequences at the high end – including sea level rises, droughts and polar ice melting – and relatively benign climate changes at the low end.

Uncertainty and risk

While assessments such as those of the IPCC have expressed growing confidence that recent warming can be attributed to increases in greenhouse gases, these conclusions rely on expert judgment rather than objective, reproducible statistical methods. Taken together, gaps in the scientific basis for theoretical climate models and the interplay of significant natural variability make it very difficult to determine objectively the extent to which recent climate change might be the result of human actions. These gaps also make it difficult to predict the timing, extent and consequences of future climate change.

Consequently, the National Research Council[12] cautioned after the most recent IPCC report:[13] "Because of the large and still uncertain level of natural variability inherent in the climate record and the uncertainties in the time histories of the various forcing agents (and particularly aerosols), a causal linkage between the buildup of greenhouse gases in the atmosphere and the observed climate changes during the 20th century cannot be unequivocally established. The fact that the magnitude of the observed warming is large in comparison to natural variability as simulated in climate models is suggestive of such a linkage, but it does not constitute proof of one because the model simulations could be deficient in natural variability on the decadal to century time scale."

Even with many scientific uncertainties, the risk that greenhouse gas emissions may have serious impacts justifies taking action. ExxonMobil's actions to reduce greenhouse gas emissions are described in the next section.

ExxonMobil Actions to Reduce GHG Emissions

Recognizing the risk of climate change, we are taking actions to improve efficiency and reduce greenhouse gas emissions in our operations.

We are also working with the scientific and business communities to undertake research to identify and develop economically competitive and affordable technologies to reduce long-term global greenhouse gas emissions while meeting the world's growing demand for energy.

Examples of our efforts include:

- **Reporting:** ExxonMobil is committed to consistent, comprehensive reporting of greenhouse gas emissions. We have publicly reported greenhouse gas emissions[14] as they relate to our operations since 1998. Starting in 2003, we report direct greenhouse gas emissions, based on our equity share of ownership, both from facilities we operate and those in which we share ownership. We believe that direct, equity-based accounting best reflects shareholder interests in this area.
  In 2004 our greenhouse gas emissions rose by 1% compared to 2003 due to throughput increases and more intense processing to meet clean fuels demand. Energy efficiency steps helped to offset the impact of more intense operations and prevented further increases in emissions per barrel (See Fig. 13).

- **Research:** We have conducted and supported scientific, economic and technological research on climate change for more than two decades. Overall, our research has been designed to improve scientific understanding, assess policy options and achieve technological breakthroughs that reduce GHG emissions in both industrial and developing countries. Major projects have been supported at institutions including the Australian Bureau of Agricultural Resource Economics, Battelle Pacific Northwest Laboratory, Carnegie Mellon, Charles River Associates, The Hadley Centre for Climate Prediction, International Energy Agency Greenhouse Gas R&D Programme, Lamont Doherty Earth Observatory at Columbia University, Massachusetts Institute of Technology, Princeton, Stanford, University of Texas and Yale.

- **Advanced vehicle technology:** Because the majority of GHG emissions associated with the production and use of oil arises from consumer use of fuels (87%), with the remainder from our industry's operations (13%), we partner with automobile manufacturers to help develop advanced vehicles and fuels. The internal combustion engine is expected to power more than 95% of vehicles in 2030,[15] so technologies that improve fuel efficiency and the emissions performance of the internal combustion engine could substantially reduce environmental impacts for decades to come. Examples of ExxonMobil's work in this area include:
  - Working with Toyota and Caterpillar on separate programs to design high-efficiency, low-emission gasoline and diesel fuel/engine systems. This has already produced groundbreaking research in combustion science.
  - Developing a novel technique for hydrogen production, potentially compatible with both on-board vehicle and larger-scale applications.

- **Global energy management system (GEMS):** Improving energy efficiency in our operations helps us to reduce costs as well as reduce emissions. ExxonMobil's proprietary GEMS system focuses on opportunities to reduce energy consumed at our refineries and chemical complexes. Since its launch in 2000, the GEMS system has helped us identify opportunities for more than one billion dollars in pre-tax savings, and our energy-conservation efforts have saved enough energy to supply over one million European households each year. The greenhouse gas emission effect has been equivalent to taking more than one million cars off the road (See Fig. 14).

- **Cogeneration** is the simultaneous production of electricity and steam, typically using clean-burning natural gas. With the latest technology, cogeneration is up to twice as efficient as traditional methods of producing steam and power separately. ExxonMobil has interests in 85 cogeneration facilities at some 30 locations worldwide, representing a capacity of about 3,700MW, enough to power nearly 3 million U.S. homes. These facilities, which represent decades of investment, enable a reduction in carbon dioxide emissions by 9 million metric tons a year versus traditional methods

Fig. 13

Greenhouse Gas Emissions (Normalized)
Direct equity CO_2 equivalent emissions;
metric tons of emissions per 100 metric tons of throughput (excludes Cogeneration)



50
45
40
35
30
25
20
15
10
5
0
2002
2003
2004
Downstream
Upstream
Chemical

Note: Adding cogeneration of power and steam increases ExxonMobil's emissions but reduces those of others that would have produced the power. The overall impact is a reduction by as much as half in emissions for the same amount of energy produced.

Fig. 14

Avoided Greenhouse Gas Emissions from ExxonMobil actions since 1999
Million metric tons per year



Cogeneration
Energy Efficiency
Identified Opportunities
• Flare Reduction
• Energy Efficiency
• Cogeneration
Total Avoided Emissions 2004
12
10
8
6
4
2
0
25
20
15
10
5
0
2000
2001
2002
2003
2004

Since 1999, our energy-saving initiatives have had a GHG effect in 2004 equivalent to taking over 1.5 million U.S. cars off the road. We have identified opportunities for avoiding GHG emissions equivalent to taking another two million U.S. cars off the road.

of separate power and steam generation. Our cogeneration capacity has increased by 800MW in the last two years, representing an investment of $1 billion. In 2005 the cogeneration system at our refinery in Beaumont, Texas, was awarded a Certificate of Recognition from the U.S. Environmental Protection Agency. The EPA commended ExxonMobil for "exceptional leadership in energy use and management" and estimated that the system at Beaumont alone reduced CO_2 emissions by more than two million tons.

- **Reduction in flaring:** Flaring is the burning of natural gas that is produced along with oil during oil production. In parts of the world where gas has no market outlet, gas production beyond that needed for fuel and other operational needs is often flared. In Africa, the region where flaring is most significant, we are undertaking major projects to reduce flaring. When fully implemented, we expect these projects to reduce greenhouse gas emissions by about seven million metric tons per year, the equivalent of removing approximately one million cars from U.S. roads. We are also working to reduce flaring at our refineries and chemical plants. For example, flaring at our Baytown refinery in Texas has been reduced by more than 70% since 2002.

- **The Global Climate and Energy Project (GCEP):** ExxonMobil worked to establish and is providing $100 million to Stanford University's Global Climate and Energy Project – the largest-ever independent climate and energy research effort. GCEP is a major long-term research program designed to accelerate development of commercially viable energy technologies that can lower GHG emissions on a worldwide scale. Current GCEP research areas include hydrogen, solar energy, biomass, advanced combustion, CO_2 sequestration and advanced materials. A full list of ongoing projects is available on the GCEP web site (gcep.stanford.edu).

GCEP
Global Climate & Energy Project
STANFORD UNIVERSITY

In 2005 GCEP announced new research grants totaling approximately $20 million to Stanford faculty and collaborating researchers at several U.S. and international institutions.[16] Other participating institutions include the Energy Research Centre of the Netherlands, the Delft University of Technology in the Netherlands, the Swiss Federal Institute of Technology in Zurich, the Carnegie Institution of Washington, D.C., University of Montana, University of New South Wales in Australia and the Research Institution of Innovative Technology for the Earth in Japan.

GCEP Research Programs

At the end of 2005, 27 GCEP research programs were under way at Stanford and other institutions, comprising:

7 hydrogen
6 advanced combustion
5 solar energy
4 CO_2 storage
2 CO_2 capture and separation
2 biomass
1 advanced materials and catalysts

Building capacity to address climate change risks – through research results and by training a new generation of scientists and engineers – is an important GCEP deliverable. GCEP research programs involve contributions from more than 30 faculty and from more than 80 students and postdoctorate fellows.

Responding to Greenhouse Gas Regulations

We actively engage with government authorities seeking to implement regulations regarding greenhouse gas emissions accounting and trading.

We believe that reliable inventories of emissions are an essential component of emissions control procedures and trading. As a result, we played a leading role in developing reliable, consistent tools to estimate and report greenhouse gas emissions in the oil and gas industry, namely:

- API Compendium of Greenhouse Gas Emissions Estimation Methodologies for the Oil and Gas Industry, April 2001. (available at http://api-ec.api.org/policy/)[17]

- IPIECA Petroleum Industry GHG Reporting Guidelines, December 2003. (available at www.ipieca.org)[18]

These procedures now form the basis for our own internal measurement and reporting. Building on these guidelines, our Rotterdam refinery developed a monitoring and reporting protocol that was recognized by the Dutch government as a best practice and recommended for use throughout the European Union.

Climate Policy: Assessing risks to investors

ExxonMobil continually considers risks to operations and investments from a wide variety of perspectives. In the case of climate change, market and technological considerations are important, as well as policy and regulatory developments. In our view, it is impossible today to assess the potential implications for shareholder value from initiatives to address climate change. No governments have established definitive regulations for the 2008-2012 Kyoto Protocol compliance period, and there is currently no consensus on plans for the post-2012 period.

There has been some recent effort to quantify the potential implications of climate-related policies for oil and gas industry shareholders.[19] However, in light of trends in climate negotiations, the regulatory assumptions made are speculative and unlikely. The analyses also fail to take into account adjustments to investments and other business decisions that companies may make in the context of evolving regulatory frameworks or, indeed, how OPEC and other producing nations may react to regulations affecting demand for oil.

Technological, political and regulatory risks have been inherent in the oil industry since its earliest beginnings. Shareholder value will depend, as it always has, on how companies manage operations and investments in a changing business environment. Those best able to manage investment risks and operate efficiently will achieve competitive advantage.

Against this background we believe that the same strengths that have generated industry-leading returns for ExxonMobil in the past position us well to succeed in an uncertain future:

- Our strong financial position enables us to evolve in new directions when attractive opportunities appear.
- We manage business operations and investments with disciplined efficiency based on strong management and management systems.
- We utilize industry-leading technical capacity both to develop proprietary technologies that provide a competitive advantage and to maintain a window on external research developments that might affect our business.

Assessing the Impact on ExxonMobil of Europe's Emissions Trading Scheme (EU-ETS) for 2005-2007

In Europe ExxonMobil operates approximately 40 facilities and shares ownership in another 40 facilities that are covered under the EU-ETS. In total, ExxonMobil's equity share of covered emissions amounts to approximately 20 million metric tons of CO_2 annually.

As a result of internal actions, we expect to meet our obligations for the period 2005-2007 without acquiring allowances through emissions trading.

The overall impact of the EU-ETS for 2005-2007 includes the cost of monitoring and reporting efforts, third-party verification and the increased cost of purchased electricity due to EU-ETS restrictions on power generation. These costs will be offset in some part by the revenue from sales of surplus emissions allowances. While the net impact of these factors is unknown, it is not expected to be material to the Corporation.

The impact of the EU-ETS for 2008-2012 is unknown, as the member governments have not yet determined what emissions will be covered or how emissions allowances will be allocated.

To comply with the EU-ETS, we have established management systems to:

- monitor, report and verify emissions
- control and manage disposition of greenhouse gas allowances
- participate in emissions trading
- plan future emission reduction steps

Required system changes have been fully implemented and are in place at all covered ExxonMobil facilities.

Meeting future energy needs will require a diverse range of energy technologies. Looking to the long term, concern about energy security and rising greenhouse gas emissions has brought a number of new or enhanced technologies to the forefront of public discussion.

Among these, wind, solar and biofuels are growing rapidly, albeit from a small base. Other technologies, such as hydrogen, are considered to hold promise, but face substantial challenges in terms of cost and large-scale implementation.

Over and above the technical hurdles, the scale of the global energy business means that widespread global deployment of new technologies, however promising, will take decades before the cumulative effect of investments makes a substantive contribution to overall energy supply.

Energy companies are involved in a wide range of new technology options, whether through research or the manufacture and marketing of products.

Our own approach is based on the belief that technological breakthroughs, and not simply expanded scale, are key to unlocking the potential of alternative energy technologies. We closely analyze the potential of emerging technologies. Based on these assessments, we determine our approach, and – if appropriate – a level of involvement consistent with our business needs and strengths. This may involve proprietary research, shared knowledge through participation in industry groups or the funding of external research in those areas where fundamental breakthroughs are needed for a technology to reach its potential.

In this section, we highlight some of the most prominent technology options, the challenges that need to be overcome and – where relevant – ExxonMobil's involvement.

Carbon Capture and Storage

Fossil fuels are expected to dominate the world's energy supply portfolio for some decades to come. A technology option that could play a significant role in helping reduce CO_2 emissions from the use of fossil fuels is carbon capture and storage (CCS). CCS technology separates CO_2 from a gas stream, compresses it to reduce volume and transports it by pipeline to a storage site (See Fig. 15).

This technology could have a major impact, as it is applicable to any large-emission source of CO_2. The IPCC estimates that these large facilities account for nearly 60% of global man-made CO_2 emissions.[20]

All of the important components of CCS systems are practiced commercially today at industrial scale by ExxonMobil. For example, ExxonMobil recovers CO_2 at LaBarge, Wyoming, which is used for enhanced oil recovery. As part of that activity, a gas stream including CO_2 is removed and geologically sequestered. Commercial-scale CCS is practiced today only in a few niche applications and pilot demonstration studies. One of the best-known and longest-running CCS projects is in the Sleipner Field in the North Sea[21] – in which ExxonMobil shares ownership. Before CCS can be widely deployed on a global scale, it must overcome important challenges. In particular,

- CO_2 capture from power plants and most other large combustion facilities remains expensive.
- CO_2 storage presents technical and regulatory issues associated with ensuring safe operations and the integrity of the site over the long term.

Recognizing these challenges, ExxonMobil believes that CCS represents an important option to address global CO_2 emissions.

We have conducted research relevant to CCS for many years and have supported external research and other activities to understand scientific, economic, technical and policy aspects of carbon capture and storage. In addition to the CCS studies as part of GCEP, ExxonMobil has supported the IEA's Greenhouse Gas R&D Programme and the Geological CO_2 Storage Research Program at the University of Texas. The research that we conduct and support is aimed at improving the performance, lowering the cost and assuring the integrity of CCS systems and their component technologies.

Fig. 15

Carbon Capture and Storage


Power Station
with CO2 Capture
Unminable
Coal Beds
Pipeline
Pipeline
Depleted Oil
or Gas Reservoirs
Deep Saline
Aquifer

Hydrogen

Hydrogen is widely considered to hold promise as an energy carrier, particularly as it offers the potential for fuel-efficient, emissions-free vehicles and can be produced from multiple primary energy sources.

It is important to remember that hydrogen, while abundant, does not occur naturally in pure form and must first be produced from water or hydrocarbons. This requires the use of energy generated from primary sources: oil, gas, coal, nuclear or renewables. So any evaluation of hydrogen needs to recognize the costs and the greenhouse gas emissions associated not only with its consumption, but also its production and distribution.

For hydrogen to become a viable transportation fuel, a number of formidable challenges must be met, including its safe handling and the high cost of production and distribution. While hydrogen has been used safely for decades by highly trained technicians in industrial settings, its characteristics pose unique challenges for use in consumer markets such as self-service vehicle fueling.

The high cost of producing and distributing hydrogen results in a fuel cost that is higher than gasoline on a cents-per-mile-driven basis. Based on an analysis by the National Academy of Engineering (NAE), the cost of fueling a hydrogen fuel cell vehicle is 1.9 to about 15 times greater than that of fueling a gasoline hybrid, depending on how the hydrogen is produced[22] (See Fig. 16). Significant R&D effort will be required to lower these costs to a competitive level.

A number of studies conducted by different sponsors in different regions have assessed the potential for reducing CO_2 emissions via the use of hydrogen. All have concluded that there is some reduction in full-cycle CO_2 emissions for hydrogen fuel cell vehicles compared with hybrid technology (approximately 11% to 35%).[23]

Interest in the use of renewable energy to make hydrogen is high, as this is the only option that would result in a "zero emissions" transportation fuel system on a total supply-chain basis. There are, however, a number of additional challenges associated with the manufacture of hydrogen from renewable energy. The NAE estimated that hydrogen is five times more expensive than gasoline when produced from wind and 15 times more expensive when produced from solar energy.[22]

With limited supplies of renewables in the coming decades, it is reasonable to ask whether the use of renewables to produce hydrogen for transportation would be the best use of those resources. A unit of wind or solar energy that is used to displace coal in power generation saves 2.5 times more carbon dioxide than using the same unit of wind or solar energy to replace gasoline with hydrogen.[24]

Fig. 16

Cost of fueling a vehicle with hydrogen from different energy sources relative to fueling a gasoline hybrid engine


Cost multiple to gasoline
20
15
10
5
0
Natural Gas
Electrolysis
Biomass
Wind
Solar

Source: National Academy of Engineering

ExxonMobil is currently pursuing groundbreaking research in hydrogen generation. Our unique skills in catalysis and process technologies have enabled us to identify a new approach to hydrogen production from hydrocarbon fuels that overcomes many of the challenges faced by alternative approaches.

If successfully developed, this technology would be scalable for applications ranging from on-board a vehicle to use at either retail stations or large centralized production facilities to produce hydrogen for fleets of fuel cell vehicles. We are also active members of the U.S. Department of Energy's FreedomCAR and Fuel Partnership.

Biofuels

The use of biofuels in transportation is another way that CO_2 emissions could be reduced. Today ethanol and biodiesel, liquid fuels derived from organic matter, are receiving a lot of attention.

The current generation of biofuels, however, has scale limitations due to their cost and large land requirements. With continued research, a new generation of processes capable of using a more diverse set of biomass feedstocks may be able to overcome these challenges. A recent study by the International Energy Agency examined the economics of both current and potential future technologies (See Fig. 17).[25]

When considering the potential of biofuels, a number of factors must be analyzed, including land use impacts, fertilizer requirements and water use. The last is particularly important, as studies indicate that by 2015 half the world's population will live in countries where availability of sufficient fresh water is a concern.[26]

Most current biofuels production processes convert only a small portion of the plant. In the future, however, processes involving cellulosic conversion hold the promise of being able

Fig. 17

Cost of Production for Biofuels Options
2004 $ per gallon gasoline equivalent



4
3
2
1
0
2002
Post - 2010
Ethanol Options
Biodiesel Options
$50/bbl
$40/bbl
$30/bbl
Crude Cost
Biofuels can be produced from a number of different feedstocks and processes. Ranges for current technology (green) and future technology (red) reflect variability in plant location, feedstock costs, operating and capital costs.
Sugar Cane
Corn
Cellulose
Synthetic
Waste Grease
Rapeseed
Soybean
Gasification

Source: IEA

to utilize a much larger portion of the feed biomass. This would result in full-cycle CO_2 savings of about 90% versus up to 50% with current processes.[27]

Important, too, is the question of which biomass applications yield the greatest benefit. A recent study in Europe involving the energy and auto industries, as well as the Joint Research Commission of the European Union, concluded that greater energy and GHG savings can be achieved if biomass is used in heat and power generation rather than in transportation, especially if efficient cogeneration schemes can be used.[28]

Wind and Solar

Currently, the most competitive renewable energy source is wind power (See Fig. 18). While growing rapidly, its impact on the overall energy supply mix is limited. In some applications, wind-generated electricity can be cost-competitive with that generated from natural gas, but it generally relies on government subsidies to be economical.

A key challenge for wind power is that the areas best able to produce electricity at low cost from wind are also located far from where the electricity is needed. New technology will be required to allow either the capture of wind energy in areas with low average wind speeds or to enable transmission of electricity over long distances at lower cost and with lower losses than is currently possible.

Solar energy remains far more costly, except in limited applications. Existing solar photovoltaic technology is significantly more costly than conventional electricity generation. Breakthrough technology is needed to enable fundamentally new photovoltaic materials that will allow power generation at competitive costs.

A key issue in the ability of wind and solar technologies to contribute to electric power supply is intermittence. Stable electric grids require traditional generating facilities or costly backup systems to ensure uninterrupted supply to consumers on cloudy days, at night or at times the winds fail.

Without a breakthrough in energy storage technology, intermittency limits the ability of wind and solar energy to contribute to electricity supplies and increases the overall costs of integrated power supply systems.

Research into solar energy is a core research area of the ExxonMobil-sponsored Global Climate and Energy Project at Stanford University.

Gasification

Gasification, a technology that was developed decades ago, may see increased use in the future.

Gasification can process any carbon containing feedstock – such as coal, biomass or heavy oil – and convert it into a "synthesis gas" that can be used to produce electricity, liquid fuels, hydrogen or chemicals. Gasification is also better suited to use with carbon capture and sequestration than other processes that can use the same feeds.

Fig. 18

Cost of Electricity from Traditional and Emerging Sources
Cents per kWh (2005 $)



25
20
15
10
5
0
Range 20-80
Gas
Coal
Nuclear
Coal-IGCC
Wind*
Solar*

* Site limited and excludes intermittency costs

While gasification has many attractive properties, it is still more costly relative to alternative ways of producing the same products. For example, electricity produced by the gasification of coal (without CO_2 capture) is about 13%[29] more costly than that from a conventional coal power plant. By comparison, if CO_2 capture were included, then a coal gasification plant could produce electricity at a cost 20% lower than a conventional coal-powered plant retrofitted for carbon capture and storage (CCS).[30] Clearly there are synergies between gasification and CCS technologies.

Further work is needed to both lower the costs and improve the reliability of gasification technology, and ExxonMobil researchers are evaluating the opportunities in this area. If successful, studies could result in a technology option that provides a level of both feed and product flexibility that no current process is able to offer.

Advanced Nuclear

Nuclear energy has the potential to become an increasingly important option for meeting a growing portion of our long-term energy needs, specifically in the power generation sector.

Key barriers to increased use of nuclear today are cost, perceived safety risks and the lack of an acceptable solution to the long-term management of radioactive waste.

Research is continuing into advanced nuclear systems that are passively safe and offer the potential of significantly lower cost than current reactors. Systems with these safety features will have a very low likelihood of reactor core damage and address the problems that occurred at Three Mile Island and Chernobyl.[31]

Designs include advanced third-generation versions of conventional reactors, as well as fundamentally new designs such as the "pebble bed modular reactor." If successful, these designs could reduce the capital cost of nuclear power plants by 15% to 20% and thereby add another economically competitive option to our long-term energy supply portfolio. Addressing the long-term waste storage issue is largely a matter that will require extensive dialogue between governments, communities and industry to resolve.

Technology Choice and CO_2 Emissions

If new technologies are to be applied to realize reductions in CO_2 emissions, then it is important to understand the cost of various options in terms of dollars per tonne of CO_2 abated. Applying the lowest abatement cost options first will maximize impact while minimizing costs. European researchers in both the power and transportation industries have been working to quantify the abatement cost of technologies, and their work is helpful in understanding the relative attractiveness of different options.[32]

The chart in Fig. 19 illustrates ranges of abatement costs for various power generation and transportation technologies. The lowest cost reductions in CO_2 are likely to be realized in the power generation sector. This is due in part to the fact that it is easier to deal with a few large point sources of CO_2 than millions of individual sources, such as vehicles. It is also important to note that continued R&D can have a significant impact on lowering the cost of CO_2 abatement as illustrated by the current and future biofuels ranges.

ExxonMobil is well positioned to participate in the implementation of the lowest cost options through our focus on natural gas resource development, our experience with carbon capture and storage and our support of breakthrough research.

Fig. 19

The Cost of Reducing CO_2

CO_2 abatement costs for different technology options

Dollars per tonne of CO_2 abated



400
300
200
100
0
Power Generation Options
Transportation Options
Conversion Coal to Nat. Gas
Carbon Capture/ Storage
Wind
Solar
Biofuels (current)
Biofuels (future)

Source: CONCAWE, European Climate Change Project

Although wind, solar, biofuels and nuclear all compete with fossil fuels as sources of primary energy, their contribution to the world's total energy demand is limited because they are more expensive than fossil fuels – and in the case of nuclear, limited by waste and disposal concerns. Technology advances and government policy will support rapid growth in alternative fuels, but they start from such a small base that their contribution to total energy supply will be modest well into the future. Their limited but growing contribution should be used in ways that make the greatest possible difference in CO_2 emissions.

While we recognize the risks of climate change, we also conclude that the world will continue to demand oil and gas for a majority of its primary energy supplies for many decades to come. This will be true even if governments continue to support alternative energy sources and limit greenhouse gas emissions. ExxonMobil is well positioned across a range of possible futures to conduct our operations competitively in a responsible and profitable manner.

Summary

- Energy is vital to economic growth and progress.
- Global energy demand is expected to grow by almost 50% by 2030, driven mainly by rapidly growing economies in the developing world.
- Fossil fuels will remain predominant, with a growing role for natural gas.
- Greenhouse gas emissions will rise substantially, particularly as developing economies grow.
- ExxonMobil recognizes that the risk from climate change requires action, and we are taking action both to address our operational emissions and to promote more efficient use of our products.
- Policies to address climate change need to consider consequences not only for environmental risks but also for social and economic development, especially in developing countries.
- More widespread use now of existing efficient technologies in industrialized and developing countries offers significant potential to reduce greenhouse gas emissions growth.
- Over the next 25 years, technologies that enable expanded energy supplies, along with those that moderate energy demand via improved energy efficiency, will be critical to meeting the world's growing need for energy while managing greenhouse gas emissions.
- New energy sources, while they hold promise, require substantial technological advances to enable them to compete for a significant share of global energy supply – and the vast scale of the global energy business means that penetration of new technologies on a meaningful, global scale will take decades.
- Fundamental research is necessary to identify and develop viable technologies for the long term that allow energy demand to be met while dramatically reducing greenhouse gas emissions.
- Uncertainties about future climate-related policies will create issues for investors in global energy provision. However, we believe that ExxonMobil's well-proven, disciplined approach to investment and operational risk positions the company well to successfully manage this uncertainty, maintain our position as the technology leader in our industry and take advantage of attractive business opportunities that may emerge.

References

1. World Bank, World Development Indicators, 2004

2. International Energy Agency (IEA), World Energy Outlook, 2004

3. EPA Fuel Economy Data: www.fueleconomy.gov

4. IEA, World Energy Outlook, 2005

5. Battelle Memorial Institute. 2001. A Global Energy Technology Strategy Project Addressing Climate Change: An Initial Report on International Public-Private Collaboration. Joint Global Change Research Institute, College Park, MD.

6. P. Bernstein, S. Tuladhar, and W. D. Montgomery, "Potential for Reducing Carbon Emissions from Non-Annex B Countries through Changes in Technology", forthcoming in Energy Economics

7. http://exxonmobil.com/corporate/Citizenship/Corp_citizenship_enviro_publications.asp

8. Carbon Dioxide Information Analysis Center: Trends Online: A Compendium of Data on Global Change. Oak Ridge National Laboratory, U. S. Department of Energy, Oak Ridge TN. See http://cdiac.esd.ornl.gov/trends/trends.htm

9. Strategic Plan for the U.S. Climate Change Science Program, (U.S. Climate Change Science Program: Washington, DC, 2003)

10. Moberg, A., Sonechkin, D. M., Holmgren, K., Datsenko, N. M., and Karlen, W.: 2005, 'Highly variable Northern Hemisphere temperatures reconstructed from low- and high-resolution proxy data', Nature 433, 613-617; and Zachos, J., Pagani, M., Sloan, L., Thomas, E., and Billups, K.: 2001, 'Trends, rhythms, and aberrations in global climate 65 Ma to present', Science 292, 686-693.

11. Emission Scenarios, Intergovernmental Panel on Climate Change (Cambridge University Press, Cambridge, UK, 2000)

12. Climate Change 2001: The Scientific Basis, Intergovernmental Panel on Climate Change (Cambridge University Press, Cambridge, UK, 2001)

13. Climate Change Science: an Analysis of Some Key Questions, Committee on the Science of Climate Change, National Research Council, (National Academy Press: Washington, DC, 2001)

14. ExxonMobil Corporate Citizenship Report, 2001

15. EUCAR (European Council for Automotive R&D) predictions

16. http://gcep.stanford.edu/news/pressreleases.html

17. IPIECA Petroleum Industry GHG Reporting Guidelines, International Petroleum Industry Environmental Conservation Association, London, UK, December 2003 (www.ipieca.org: see Climate Change Publications)

18. API Compendium of Greenhouse Gas Emissions Estimation Methodologies for the Oil and Gas Industry, American Petroleum Industry Institute, Washington, DC, April 2001 (http://ghg.api.org)

19. Austin, D., and Sauer, A., Changing Oil; Emerging Environmental Risks and Shareholder Value in the Oil & Gas Industry, World Resources Institute, Washington, DC, 2002.

20. Carbon Dioxide Capture and Storage, Intergovernmental Panel on Climate Change (Cambridge University Press, Cambridge, UK, 2005)

21. Herzog, H., Eliasson, B., and Kaarstad, O.: 2000, 'Capturing Greenhouse Gases', Scientific American 72-79.

22. The Hydrogen Economy: Opportunities, Costs, Barriers and R&D Needs, The National Academies Press, 2004

23. General Motors/Argonne National Laboratory: Well-to-Wheel Study, June 2001; General Motors/LBST: Well-to-Wheel Study, September 2002; Concawe/EUCAR, EU Joint Research Centre, December 2003

24. Transport Fuels for the Future, CONCAWE presentation to the Inland Transport Committee Round Table, Geneva, February 2002

25. Biofuels for Transport – An International Perspective, International Energy Agency, 2004

26. Global Trends, 2015: A Dialogue about the Future with Non-government Experts, National Intelligence Council, 2000

27. The Energy Balance of Corn Ethanol: An Update, U.S. Department of Agriculture,Office of the Chief Economist, Office of Energy Policy and New Uses, Agricultural Economic Report No. 813

28. Well-to-Wheel Analysis of Future Automotive Fuels and Powertrains in the European Context, CONCAWE, EUCAR, EC Joint Research Commission, 2005

29. CO_2 Emissions Control and Mitigation, Technical Business Analysis, SFA Pacific, Inc. 2001

30. Ibid

31. Technology Roadmap for Generation IV Nuclear Energy Systems, U.S. Department of Energy, 2002

32. Well-to-Wheel Analysis of Future Automotive Fuels and Powertrains in the European Context, CONCAWE, EUCAR, EC Joint Research Commission, 2005. European Climate Change Program – Long Report, 2001

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SP-116

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

March 4, 2007

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Ted Yu, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Via fax 202-772-9201

Re: Shareholder Proposal submitted to Exxon Mobil Corporation

Dear Sir/Madam:

I have been asked by the Province of Saint Joseph of the Capuchin Order (hereinafter referred to as the "Proponent"), which is a beneficial owner of shares of common stock Exxon Mobil Corporation (hereinafter referred to either as "Exxon" or the "Company"), and which has submitted a shareholder proposal to Exxon, to respond to the letter dated January 18, 2007, sent to the Securities & Exchange Commission by the Company, in which Exxon contends that the Proponent's shareholder proposal may be excluded from the Company's year 2007 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(10). The shareholder proposal is co-sponsored by the State of Connecticut.

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Exxon's year 2007 proxy statement and that it is not excludable by virtue of either of the cited rules.

The Proponents' shareholder proposal requests Exxon to prepare a report on its plans "to develop renewable energy technologies and products".

BACKGROUD

The February 14, 2007, edition of *The Wall Street Journal* contained a five full page advertising supplement entitled "CERAWEEK 2007", in connection with the annual conference hosted by Cambridge Energy Research Associates, a firm led by Daniel Yergin, one of the world's foremost energy experts. The bulk of the five pages was devoted to alternative energy articles, but also included a full page ad by Chevron, which noted that among the steps it has taken is "committing hundreds of millions annually to alternative and renewable energies to diversify supply". In a separate ad, in a separate part of the same edition of the *Journal*, Exxon ran its own full page ad (as it did in other papers that day, including *The New York Times*). The Exxon ad made no reference to renewable energy sources. The Proponent's shareholder proposal is designed to get Exxon to state unequivocally and publicly its position on renewables.

RULE 14a-8(i)(7)

The Proponent's shareholder proposal deals not at all with Exxon's internal assessment of risk. This is in marked contrast to the *Ryland* no-action letter, cited by the Company, which was focused primarily on an internal assessment of economic risk. The Ryland proposal, in addition to the language quoted by Exxon from the Resolve Clause, also had Whereas Clauses that focused very heavily on risk. Thus, the Whereas Clauses, after reciting the trend toward examining the energy efficiency of buildings, went on to state:

> . . . According to a recent article about energy efficient buildings in the San Francisco Chronicle, "The marketing frenzy swirling around the word 'green' resembles a new gold rush."
>
> While energy efficient green building may currently appear to be a niche market, broader market and regulatory trends indicate that energy efficient green building considerations are becoming increasingly important to mainstream builders. According to John Loyer, a specialist with the NAHB, "[I]t's getting an enormous amount of attention. It's quickly becoming a question for our high-producing guys of 'why aren't you green?'"
>
> As concerns about rising energy prices, climate change and energy security continue to increase, the focus on energy efficiency will only intensify. It is vital that our company be well positioned to compete going forward. Taking action to improve energy efficiency can result in financial and competitive advantages to

the company. Ignoring this quickly growing trend could result in our company being an industry laggard and expose it to the potential for competitive, reputational and regulatory risk

Thus, in *Ryland*, there was a reference to a new "gold rush", and a reference to the existence of an expanding "niche market" with an implication that Ryland should join in the gold rush into that expanding market and avoid becoming an industry laggard. The Whereas Clause went on to urge that the company become "well positioned to compete going forward", which would result in "financial and competitive advantages" rather than create competitive and other risks.

In addition, as noted by Exxon, the Resolve Clause explicitly called on Ryland to "assess" those risks.

In short, the Ryland proposal asked that company to make an internal assessment of its competitive position, rather than focusing on the impacts on society of the company's own actions. In contrast, the Proponent's shareholder proposal does not call on Exxon to "assess" its own position and devotes only a passing reference, in but a fraction of one sentence, to threats to Exxon's "long term competitiveness and profitability". It is thus clear that, in accordance with the analysis set forth in Staff Legal Bulletin No. 14C (June 28, 2005), taking the proposal as a whole, the focus of the Proponent's shareholder proposal is not on "an internal assessment of the risks or liabilities that the company faces as a result of its operations", but rather on the Company's own actions that impact global warming.

Similarly, *Hewlett-Packard Company* (December 12, 2006) is inapposite. In that letter, the registrant had explicitly been requested to report on the "Costs and benefits to HPQ of its GHG policy". The other three no-action letters cited by the Company are equally irrelevant. In *Wells Fargo & Company* (February 16, 2006) the proposal requested that the registrant report on "the effect on our company's business strategy of the challenges created by global climate change" so that the Board would conduct "a Board-level assessment" of "the extent that climate change policies and physical impacts will have on the company's long-term business strategy". In both *Xcel Energy, Inc.* (April 1, 2003) and *Cinergy Corp* (February 5, 2003), the proposal explicitly requested an examination of economic risks to the registrant. The Proponent's shareholder proposal makes no such request, nor does it call for an examination of costs and benefits (Hewlett-Packard) or request an assessment of business strategy (Wells Fargo).

When proposals request a report "in response to rising regulatory, competitive and public pressure" on climate change, in the absence of additional strong "risk assessment" language, the Staff has not deemed such requests to be calls for internal assessments and therefore matters of ordinary business. See, e.g., *The Ryland Group, Inc.* (February 1, 2005); *Reliant Resources, Inc.* (March 5, 2004); *Unocal Corporation* (February 23, 2004); *Valero Energy Corporation* (February 6, 2004); *Apache Corporation* (February 6, 2004); *Anadarko Petroleum Corporation* (February 4, 2004). The *Ryland* letter of February 1, 2005 (the "2005 Ryland letter") is especially instructive. In contrast to the subsequent *Ryland* letter of February 13, 2006 (the 2006 Ryland letter"), cited by the Company, the 2005 Ryland letter did not contain the extensive discussion of competitive matters and market opportunities in its Whereas Clause that is set forth in the 2006 Ryland letter and which is quoted above in this letter. Instead, it merely made reference to the fact that energy efficiency "can result in financial and competitive advantages to the company" and that failure to act "could expose the company to regulatory and litigation risk, and reputation damage". Although the registrant argued that the proposal called for an evaluation of financial risk (and cited the *Xcel* letter, among others), the Staff rejected the company's ordinary business argument. In the instant case, the Proponent's shareholder proposal calls for even less of a risk assessment than was present in the 2005 Ryland letter. Although the Proponent's proposal makes passing reference to "competitiveness and profitability" (similar to "financial and competitive advantages" in the 2005 Ryland letter), there is no reference to exposure to regulatory and litigation risk and reputation damage" as was true in the 2005 Ryland letter. Consequently, if the proposal in the 2005 Ryland letter was not a "risk" proposal, *a fortiori* the Proponent's shareholder proposal is not a "risk" proposal.

An examination of the other no-action letters cited in the previous paragraph yields similar conclusions. Thus, in the *Unocal, Valero, Apache* and *Anadarko* letters, the supporting statement to the proposal stated that company action "could provide competitive advantages", while inaction "could expose companies to regulatory and litigation risk and reputation damage". Once again, this language goes further than the language of the Proponent's proposal, which only refers to effects on "competitiveness and profitability". Finally, in the *Reliant* letter, the supporting statement was identical to those other four letters, except that the Reliant proposal omitted reference to litigation risk, and thus the *Reliant* proposal is closest to the Proponent's shareholder proposal. But even that proposal had more risk language than does the Proponent's proposal.

In summary, the Proponent's shareholder proposal is not focused on an internal assessment of risk and its language lends far less support for characterizing it as a "risk" proposal than did the language of numerous proposals found by the Staff not to be "risk proposals".

Indeed, nothing supports the Company's contention that the Proponent's proposal involves a "risk assessment".

For the forgoing reasons, the Proponent's shareholder proposal is not excludable by reason of Rule 14a-8(i)(7).

RULE 14a-8(i)(10)

The Company has failed to carry its burden of proof with respect to its contention that the Proponent's shareholder proposal is moot.

On pages 3-4 of its letter, the Company points to a number of matters in its February, 2006, Report (the "Report") that it claims moots the proposal. It makes no claim that anything outside the Report contributes to mooting the proposal. Unfortunately for the Company, an examination of the Report does not support Exxon's argument.

The Company relies primarily on three portions of the Report referred to at the top of page 3 of its letter. Let us examine each of these contentions, bearing in mind that the Proponent's proposal calls for a report on Exxon's "response to . . . the pressure to develop *renewable* energy technologies and products". (Emphasis supplied.) But before doing so, we note that the other items on page 3 (the bullets in the paragraph on the bottom half of the page and the carryover paragraph on pages 3-4) invoke nothing that is not also invoked in the three portions of the Report cited at the top of the page.

The first portion of the Report Exxon cites (item (i)) on page 3 is "the discussion on page 4 [of the Report] captioned 'Non-fossil energy supplies will expand'". This section of the Report deals solely with global projections. It says absolutely nothing about how *Exxon itself* will respond. Zip about Exxon!

The second cited portion of the Report is no more instructive on what Exxon itself will do with respect to *renewable energy*, which is the subject of the proposal. Instead, as the Company's own letter states, the cited portion of the Report talks about "efforts to reduce greenhouse gas emissions in our own operations and in the use of our products". What is said about any program by Exxon itself to develop *renewable energy* technology? Zip!

Finally, let us look at the portions of the Report cited in item (iii) on page 3. There are four parts of the Report referred to in this item. None of the four respond to the Proponent's request. For example, the Company cites the section entitled "ExxonMobil's Technology Advantage" on page 7 of the report. That section talks about technology for oil exploration, for gas liquefaction and transportation, and for more fuel efficient engines. What specific matters with respect to *renewable energy* are described? Zip! As already noted, the discussion on pages 8-9 in Section 2 of the Report states absolutely nothing about what Exxon itself is doing. Zip!

Thus, Exxon's argument rests exclusively on the remaining two items, namely Section 3 of the Report (pages 14-17) and the Global Climate and Energy Project at Stanford University (the "GCEP Project")

Let us examine Section 3 of the Report. This Section discusses many technologies, but the Company notes at the conclusion of the introductory portion of the section (page 14) that Exxon is not involved in many or most of what is discussed, since it is stated that "where relevant" "ExxonMobil's involvement" will be noted. In the sub-section entitled "Carbon Capture and Storage" Exxon's only involvement that is noted pertains to oil and gas facilities at LaBarge, Wyoming and the Sleiper Field in the North Sea. These are certainly not renewable energy projects. With respect to the sub-section entitled "Hydrogen" (page 15), Exxon notes that it does research on producing hydrogen from hydrocarbons. Hydrocarbons are not renewables. Quite the contrary. In the sub-section entitled "Biofuels" (page 15-16), no mention is made of any Exxon activity. In the sub-section entitled "Wind and Solar" (page 16), no program by Exxon itself is mentioned, but a reference is made to the GCEP Project at Stanford. In the sub-section entitled "Gasification" (pages 16-17), Exxon states that it has no present project in this area. Finally, in the sub-section of the Report entitled "Advanced Nuclear", no mention is made of any Exxon activity.

In summary, in Section 3 of the Report, other than the reference to the GCEP Project at Stanford, no renewables project, not based on hydrocarbons, is mentioned. Zip!

The GCEP Project is referred to on page 12 of the Report. This is a project that is partially supported by Exxon ($100 million over ten years) and three other major corporations. Among its 26 projects, 5 involve solar energy and 2 involve biomass. Thus (unless one includes hydrogen, which is uncertain, since, like the Exxon hydrogen research, it may involve only hydrocarbons, which is not a renewable resource), only about a quarter of the GCEP projects involve renewables. We also note that Exxon's total contributions to the GCEP Project are $10 million per year (and perhaps a quarter of that is spent by GCEP on renewable energy research) out of total Capital and Exploration Expenses in 2006 of $19.900. million (per 10-K); 2006 revenues of $377.635 million (per 10-K) and 2006 net income of $39.500 million (per 10-K). .

In summary, what does Exxon point to in order to moot a request that it report its response to rising pressure to develop renewable energy resources? Merely that it gives a pittance to someone else to do research on a broad variety of topics, including some research on renewables. And teasing even that out of the Report requires a minute examination of a report that deals mostly with other topics. Unless Exxon is willing to state explicitly in the Report that this reference over to GCEP is its total response, we do not believe that the Company has responded to the Proponent's request. If Exxon truly believes that it has absolutely no role to play in renewables, it should so state. It has not done so in the Report. If it does believe that it has a role to play in renewables, the Report has certainly not made clear exactly what that role is or should be. Consequently, neither the Report nor any other document cited by Exxon has given a coherent response to the Proponent's shareholder proposal. Consequently, Exxon has not substantially implemented the proposal.

For the foregoing reasons, Rule 14a-8(i)(10) is inapplicable to the Proponent's shareholder proposal.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Lisa K. Bork, Esq.
Rev. Mike Crosby
Leslie Lowe

Corporate Responsibility Office

Province of Saint Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
Phone 414-271-0735
FAX: 414-271-0637
Cell: 414-406-1265

March 12, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Ted Yu, Esq., Office of the Chief Counsel, Division of Corporate Finance

Via fax 202-772-9201

Re: Shareholder Proposal to Exxon Mobil Corporation asking it to report on its plans "to develop renewable energy technologies and products."

Dear Sir/Madam:

Since we have not yet heard your response regarding ExxonMobil's request (January 18, 2007) to omit our shareholder proposal in its upcoming 2007 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(10) and the follow-up letter from our lawyer, Paul M. Neuhauser March 4, 2007, I thought I would offer some recent data that shows why our proposal is more important than ever.

1. Our proposal asks ExxonMobil to report on its plans to develop renewable energy products and technologies. In today's *Wall Street Journal*, ExxonMobil makes it clear that it has *no plans* to do so. The article reported Rex Tillerson, Exxon's Chairman and Chief executive officer as refusing to change its direction, saying: " I prefer to stay with what we know."
2. Over this past weekend the EU agreed to move from its present ~7% of renewables in its energy mix to 20% in 2020. ExxonMobil still insists that only 3% of energy will come from renewables in 2030 *NYT* 03.10.07*)*. Its data in its past "Reports" is clearly challengable, given this decision, at least in Europe, where it has a significant presence.
3. Today's *Wall Street Journal* reports ExxonMobil's two main global competitors, BP PLC and Royal Dutch Shell are betting "on wind power's long-term viability" and "planning to erect what would be some of the biggest wind farms in the world, with thousands of wind turbines costing some $2 million apiece." It is occurring in ExxonMobil's own state, Texas.
4. Again, in the same article, a chart appears that challenges ExxonMobil's previously-noted data regarding the amount of renewables in the future energy mix of the U.S. In 2004 renewables (excluding hydro) constituted 2% of electricity generated; in 2030 it will be 8%.
5. In today's *New York Times* scientists are reporting that global warming is more critical than has been previously reported. They are calling for the development of different sources of energy than those that have led to our present problem. Thus the import of our resolution.

Sincerely yours,

Michael H. Crosby

(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent

Corporate Responsibility Office

Province of Saint Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
Phone 414-271-0735
FAX: 414-271-0637
Cell: 414-406-1265

March 12, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Ted Yu, Esq., Office of the Chief Counsel, Division of Corporate Finance

Via fax 202-772-9201

Re: Shareholder Proposal to Exxon Mobil Corporation asking it to report on its plans "to develop renewable energy technologies and products."

Dear Sir/Madam:

Since we have not yet heard your response regarding ExxonMobil's request (January 18, 2007) to omit our shareholder proposal in its upcoming 2007 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(10) and the follow-up letter from our lawyer, Paul M. Neuhauser March 4, 2007, I thought I would offer some recent data that shows why our proposal is more important than ever.

1. Our proposal asks ExxonMobil to report on its plans to develop renewable energy products and technologies. In today's *Wall Street Journal*, ExxonMobil makes it clear that it has *no plans* to do so. The article reported Rex Tillerson, Exxon's Chairman and Chief executive officer as refusing to change its direction, saying: " I prefer to stay with what we know."
2. Over this past weekend the EU agreed to move from its present –7% of renewables in its energy mix to 20% in 2020. ExxonMobil still insists that only 3% of energy will come from renewables in 2030 *NYT* 03.10.07*)*. Its data in its past "Reports" is clearly challengable, given this decision, at least in Europe, where it has a significant presence.
3. Today's *Wall Street Journal* reports ExxonMobil's two main global competitors, BP PLC and Royal Dutch Shell are betting "on wind power's long-term viability" and "planning to erect what would be some of the biggest wind farms in the world, with thousands of wind turbines costing some $2 million apiece." It is occurring in ExxonMobil's own state, Texas.
4. Again, in the same article, a chart appears that challenges ExxonMobil's previously-noted data regarding the amount of renewables in the future energy mix of the U.S. In 2004 renewables (excluding hydro) constituted 2% of electricity generated; in 2030 it will be 8%.
5. In today's *New York Times* scientists are reporting that global warming is more critical than has been previously reported. They are calling for the development of different sources of energy than those that have led to our present problem. Thus the import of our resolution.

Sincerely yours,

(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent

Corporate Responsibility Office

Province of Saint Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
Phone 414-271-0735
FAX: 414-271-0637
Cell: 414-406-1265

March 12, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Ted Yu, Esq., Office of the Chief Counsel, Division of Corporate Finance

Via fax 202-772-9201

Re: Shareholder Proposal to Exxon Mobil Corporation asking it to report on its plans "to develop renewable energy technologies and products."

Dear Sir/Madam:

Since we have not yet heard your response regarding ExxonMobil's request (January 18, 2007) to omit our shareholder proposal in its upcoming 2007 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(10) and the follow-up letter from our lawyer, Paul M. Neuhauser March 4, 2007, I thought I would offer some recent data that shows why our proposal is more important than ever.

1. Our proposal asks ExxonMobil to report on its plans to develop renewable energy products and technologies. In today's *Wall Street Journal*, ExxonMobil makes it clear that it has *no plans* to do so. The article reported Rex Tillerson, Exxon's Chairman and Chief executive officer as refusing to change its direction, saying: " I prefer to stay with what we know."
2. Over this past weekend the EU agreed to move from its present –7% of renewables in its energy mix to 20% in 2020. ExxonMobil still insists that only 3% of energy will come from renewables in 2030 *NYT* 03.10.07*)*. Its data in its past "Reports" is clearly challengable, given this decision, at least in Europe, where it has a significant presence.
3. Today's *Wall Street Journal* reports ExxonMobil's two main global competitors, BP PLC and Royal Dutch Shell are betting "on wind power's long-term viability" and "planning to erect what would be some of the biggest wind farms in the world, with thousands of wind turbines costing some $2 million apiece." It is occurring in ExxonMobil's own state, Texas.
4. Again, in the same article, a chart appears that challenges ExxonMobil's previously-noted data regarding the amount of renewables in the future energy mix of the U.S. In 2004 renewables (excluding hydro) constituted 2% of electricity generated; in 2030 it will be 8%.
5. In today's *New York Times* scientists are reporting that global warming is more critical than has been previously reported. They are calling for the development of different sources of energy than those that have led to our present problem. Thus the import of our resolution.

Sincerely yours,

Michael H Crosby

(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent

Corporate Responsibility Office

Province of Saint Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
Phone 414-271-0735
FAX: 414-271-0637
Cell: 414-406-1265

March 12, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Ted Yu, Esq., Office of the Chief Counsel, Division of Corporate Finance

Via fax 202-772-9201

Re: Shareholder Proposal to Exxon Mobil Corporation asking it to report on its plans "to develop renewable energy technologies and products."

Dear Sir/Madam:

Since we have not yet heard your response regarding ExxonMobil's request (January 18, 2007) to omit our shareholder proposal in its upcoming 2007 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(10) and the follow-up letter from our lawyer, Paul M. Neuhauser March 4, 2007, I thought I would offer some recent data that shows why our proposal is more important than ever.

1. Our proposal asks ExxonMobil to report on its plans to develop renewable energy products and technologies. In today's *Wall Street Journal*, ExxonMobil makes it clear that it has *no plans* to do so. The article reported Rex Tillerson, Exxon's Chairman and Chief executive officer as refusing to change its direction, saying: " I prefer to stay with what we know."
2. Over this past weekend the EU agreed to move from its present –7% of renewables in its energy mix to 20% in 2020. ExxonMobil still insists that only 3% of energy will come from renewables in 2030 *NYT* 03.10.07*)*. Its data in its past "Reports" is clearly challengable, given this decision, at least in Europe, where it has a significant presence.
3. Today's *Wall Street Journal* reports ExxonMobil's two main global competitors, BP PLC and Royal Dutch Shell are betting "on wind power's long-term viability" and "planning to erect what would be some of the biggest wind farms in the world, with thousands of wind turbines costing some $2 million apiece." It is occurring in ExxonMobil's own state, Texas.
4. Again, in the same article, a chart appears that challenges ExxonMobil's previously-noted data regarding the amount of renewables in the future energy mix of the U.S. In 2004 renewables (excluding hydro) constituted 2% of electricity generated; in 2030 it will be 8%.
5. In today's *New York Times* scientists are reporting that global warming is more critical than has been previously reported. They are calling for the development of different sources of energy than those that have led to our present problem. Thus the import of our resolution.

Sincerely yours,

(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent

Corporate Responsibility Office

Province of Saint Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
Phone 414-271-0735
FAX: 414-271-0637
Cell: 414-406-1265

March 12, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RECEIVED
2007 MAR 14 PM 1:13
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Att: Ted Yu, Esq., Office of the Chief Counsel, Division of Corporate Finance

Via fax 202-772-9201

Re: Shareholder Proposal to Exxon Mobil Corporation asking it to report on its plans "to develop renewable energy technologies and products."

Dear Sir/Madam:

Since we have not yet heard your response regarding ExxonMobil's request (January 18, 2007) to omit our shareholder proposal in its upcoming 2007 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(10) and the follow-up letter from our lawyer, Paul M. Neuhauser March 4, 2007, I thought I would offer some recent data that shows why our proposal is more important than ever.

1. Our proposal asks ExxonMobil to report on its plans to develop renewable energy products and technologies. In today's *Wall Street Journal*, ExxonMobil makes it clear that it has *no plans* to do so. The article reported Rex Tillerson, Exxon's Chairman and Chief executive officer as refusing to change its direction, saying: " I prefer to stay with what we know."
2. Over this past weekend the EU agreed to move from its present –7% of renewables in its energy mix to 20% in 2020. ExxonMobil still insists that only 3% of energy will come from renewables in 2030 *NYT* 03.10.07*)*. Its data in its past "Reports" is clearly challengable, given this decision, at least in Europe, where it has a significant presence.
3. Today's *Wall Street Journal* reports ExxonMobil's two main global competitors, BP PLC and Royal Dutch Shell are betting "on wind power's long-term viability" and "planning to erect what would be some of the biggest wind farms in the world, with thousands of wind turbines costing some $2 million apiece." It is occurring in ExxonMobil's own state, Texas.
4. Again, in the same article, a chart appears that challenges ExxonMobil's previously-noted data regarding the amount of renewables in the future energy mix of the U.S. In 2004 renewables (excluding hydro) constituted 2% of electricity generated; in 2030 it will be 8%.
5. In today's *New York Times* scientists are reporting that global warming is more critical than has been previously reported. They are calling for the development of different sources of energy than those that have led to our present problem. Thus the import of our resolution.

Sincerely yours,

Michael H. Crosby

(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent

Corporate Responsibility Office
Province of Saint Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
Phone 414-271-0735
FAX: 414-271-0637
Cell: 414-406-1265

March 12, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RECEIVED
2007 MAR 14 PM 12:3
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Att: Ted Yu, Esq., Office of the Chief Counsel, Division of Corporate Finance

Via fax 202-772-9201

Re: Shareholder Proposal to Exxon Mobil Corporation asking it to report on its plans "to develop renewable energy technologies and products."

Dear Sir/Madam:

Since we have not yet heard your response regarding ExxonMobil's request (January 18, 2007) to omit our shareholder proposal in its upcoming 2007 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(10) and the follow-up letter from our lawyer, Paul M. Neuhauser March 4, 2007, I thought I would offer some recent data that shows why our proposal is more important than ever.

1. Our proposal asks ExxonMobil to report on its plans to develop renewable energy products and technologies. In today's *Wall Street Journal*, ExxonMobil makes it clear that it has *no plans* to do so. The article reported Rex Tillerson, Exxon's Chairman and Chief executive officer as refusing to change its direction, saying: " I prefer to stay with what we know."
2. Over this past weekend the EU agreed to move from its present –7% of renewables in its energy mix to 20% in 2020. ExxonMobil still insists that only 3% of energy will come from renewables in 2030 *NYT* 03.10.07*)*. Its data in its past "Reports" is clearly challengable, given this decision, at least in Europe, where it has a significant presence.
3. Today's *Wall Street Journal* reports ExxonMobil's two main global competitors, BP PLC and Royal Dutch Shell are betting "on wind power's long-term viability" and "planning to erect what would be some of the biggest wind farms in the world, with thousands of wind turbines costing some $2 million apiece." It is occurring in ExxonMobil's own state, Texas.
4. Again, in the same article, a chart appears that challenges ExxonMobil's previously-noted data regarding the amount of renewables in the future energy mix of the U.S. In 2004 renewables (excluding hydro) constituted 2% of electricity generated; in 2030 it will be 8%.
5. In today's *New York Times* scientists are reporting that global warming is more critical than has been previously reported. They are calling for the development of different sources of energy than those that have led to our present problem. Thus the import of our resolution.

Sincerely yours,

Michael H. Crosby

(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 23, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Exxon Mobil Corporation
Incoming letter dated January 18, 2007

The proposal requests a report on the company's response to rising regulatory, competitive and public pressure to develop renewable energy technologies and products.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which ExxonMobil relies.

Sincerely,

Ted Yu
Special Counsel

END